Compulsory Publication in accordance with Section 27 (3) Sentence 1 and Section 14 (3) Sentence 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG)

Joint Opinion

(Gemeinsame Stellungnahme)

of the Executive Board and the Supervisory Board

of

Schering Aktiengesellschaft

Müllerstraße 178, 13353 Berlin, Germany

in accordance with Section 27 of the German Securities Acquisition and Takeover Act

concerning the Voluntary Public Takeover Offer

(Cash Offer)

in accordance with Section 29 of the German Securities Acquisition and Takeover Act

of

Dritte BV GmbH

Kaiser-Wilhelm-Allee 1, 51373 Leverkusen, Germany

to the Shareholders of Schering Aktiengesellschaft

Schering Shares: ISIN DE0007172009 / WKN 717200

Schering Shares Tendered for Sale: ISIN DE000A0H5Z83 / WKN A0H5Z8

Schering Shares Subsequently Tendered for Sale: ISIN DE000A0H5Z91 / WKN A0H5Z9

Schering American Depositary Shares: ISIN US8065852043 / CUSIP 806585204

Dritte BV GmbH, Leverkusen, (the “Bidder”), on April 13, 2006, in accordance with Section 29 and Section 14 (2) and (3) of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG) (the “Takeover Act”), published the offer document within the meaning of Section 11 of the Takeover Act (the “Offer Document”) relating to the Bidder’s voluntary public tender offer to the holders of shares in Schering Aktiengesellschaft, Berlin (“Schering AG” or the “Company” and together with its affiliated companies the “Schering Group”), for the acquisition of all ordinary bearer shares of Schering AG (collectively the “Schering Shares” and each a “Schering Share”), including all Schering Shares represented by Schering AG American Depositary Shares (collectively the “Schering ADSs” and each a “Schering ADS”) evidenced by American Depositary Receipts, at a purchase price of EUR 86.00 per Schering Share in cash (the “Offer”). The Schering Shares and the Schering ADSs are hereinafter collectively referred to as the “Schering Securities”. The Bidder is a wholly owned subsidiary of Bayer Aktiengesellschaft, Leverkusen (“Bayer AG” and together with its affiliated companies the “Bayer Group”).

On April 13, 2006, the Offer Document was submitted to the Executive Board of Schering AG (the “Executive Board”) which in turn forwarded the Offer Document to the Supervisory Board of Schering AG (the “Supervisory Board”) and to the group works council (Konzernbetriebsrat) of Schering AG (the “Group Works Council”) on the same date.

The Offer is addressed to all holders of Schering Securities (collectively the “Schering Securityholders” and each individually a “Schering Securityholder”). Such Schering Securityholders who hold Schering Shares are also referred to as “Schering Shareholders” in this opinion.

The Executive Board and the Supervisory Board point out that they are unable to verify whether the Schering Securityholders, in accepting the Offer, are acting in accordance with all legal obligations which may apply to such Schering Securityholders individually. The Executive Board and the Supervisory Board recommend that all persons who obtain the Offer Document outside of Germany or the United States of America, or who wish to accept the Offer but are subject to securities laws of any jurisdictions other than Germany or the United States of America, inform themselves of, and comply with, such laws.

The Executive Board and the Supervisory Board provide the following joint opinion (Gemeinsame Stellungnahme) on the Offer pursuant to Section 27 of the Takeover Act (the “Opinion”).

I.	SUMMARY OF THIS OPINION

The following summary of the Opinion contains selected information from this Opinion regarding the recommendation of the Executive Board and the Supervisory Board to accept the Offer. This information serves only to provide Schering Securityholders with an initial overview of the content of this Opinion. The summary should therefore be read in conjunction with the more detailed information contained elsewhere in this Opinion. Reading the summary is not a substitute for reading the Opinion in its entirety.

The Executive Board and the Supervisory Board support the Offer as they believe that the Offer is in the long-term interest of the Company, the Schering Securityholders and the Company’s employees. Therefore, the Executive Board and the Supervisory Board recommend that Schering Securityholders accept the Offer and tender their Schering Securities into the Offer.

The Executive Board and the Supervisory Board have based their decision to support the Offer and to recommend to Schering Securityholders to accept the Offer on several considerations, including, without limitation, the following:

•	The Executive Board and the Supervisory Board consider the consideration of EUR 86.00 per Schering Share offered by the Bidder to be fair within the meaning of Section 31 (1) of the Takeover Act; the offer price exceeds the recent and historical market prices of Schering Shares and reflects the negotiations with Bayer AG leading up to an increase of Bayer AG’s initial price indication to the finally offered EUR 86.00 per Schering Share; furthermore, the fairness of the offer price is supported by the fairness opinions provided by Morgan Stanley & Co. Ltd. and Dresdner Kleinwort Wasserstein as well as the valuation opinion provided by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (see Section V.).

•	Joining forces of Schering Group and Bayer Group’s pharmaceutical business will form an important specialized pharmaceutical company. Both businesses are mainly complementary and follow the same strategy with a focus on specialty care products (see Section VI.).

•	Any staff reduction due to the integration process will be shared fairly and in a balanced way between both companies (see Section VII.).

•	The headquarters of the combined pharmaceutical businesses will be established in Berlin and the name “Schering” will be preserved in the firm name of the future pharmaceutical enterprise (see Section VI.).

•	The Schering Stiftung (foundation) will be maintained and provided with additional funding to underline the continuing presence of Schering in Berlin and its contribution to Berlin.

II.	GENERAL INFORMATION ABOUT THIS OPINION

1.	Legal Basis of this Opinion

Pursuant to Section 27 (1) sentence 1 of the Takeover Act, the executive board and the supervisory board of a subject company are each obliged to provide a reasoned opinion (begründete Stellungnahme) regarding any tender offer and any amendments thereto. Furthermore, the competent works council (Betriebsrat) of the subject company pursuant to Section 27 (2) of the Takeover Act may submit an opinion on the Offer to the Executive Board. The opinion of the Group Works Council of Schering AG is attached to this Opinion.

2.	Factual Basis of this Opinion

All information, forecasts, estimates, valuations, forward-looking statements and expressions of intent contained in this Opinion are based on the information available to the Executive Board and the Supervisory Board on the date of the publication of this Opinion or, as the case may be, reflect their estimates or intentions at that time. This information may change after the date of publication of this Opinion. Neither the Executive Board nor the Supervisory Board or Schering AG, except for the obligations which may be incumbent on them under German law and the U.S. securities laws, assume any responsibility to update this Opinion.

The information contained herein about the Bidder, Bayer AG and the Offer is based on information provided in the Offer Document and other publicly accessible information (unless expressly indicated otherwise). The Executive Board and the Supervisory Board point out that they are unable to verify, or to guarantee the implementation of, the intentions expressed by Bayer AG or the Bidder in the Offer Document.

3.	Publication of this Opinion and of any Additional Opinions on any Amendments to the Offer

This Opinion – as well as any additional reasoned opinions on any amendments to the Offer – will be pursuant to Section 27 (3) and Section 14 (3) sentence 1 of the Takeover Act published on the Internet at Schering AG’s website http://www.schering.de. Copies thereof may be obtained free of charge from 0800-900-7-600 (toll-free in Germany), 1-800-424-9001 (toll-free in the U.S.A.) and +1-800-424-9001 (this call will be charged) when calling from other countries. The availability of any documents will be announced in the Börsen-Zeitung. This Opinion is published both in German and in English.

The English version of this Opinion will be included as an exhibit to the solicitation / recommendation statement on Schedule 14D-9 to be filed by Schering AG with the U.S. Securities and Exchange Commission (“SEC”). The Schedule 14D-9 is principally based on the Opinion of the Executive Board and the Supervisory Board. Investors will be able to obtain for free the solicitation / recommendation statement on Schedule 14D-9, including the exhibits thereto and other documents filed with the SEC, at the SEC’s website http://www.sec.gov. Copies of this Opinion may also be obtained free of charge from Schering AG at 0800-900-7-600 (toll-free in Germany), at 1-800-424-9001 (toll-free in the U.S.A.) and at +1-800-424-9001 (this call will be charged when calling from other countries). In addition, the Schedule 14D-9 will be published on the Internet at Schering AG’s website http://www.schering.de.

4.	Responsibilities of Schering Securityholders

The Executive Board and the Supervisory Board point out that the description of the Offer contained in this Opinion is not intended to be complete and that with regard to the terms and conditions of the Offer, solely the provisions of the Offer Document shall be authoritative. Schering Securityholders should read the Offer Document carefully, as it contains information that is important to them. Schering Securityholders are responsible for making their own decisions regarding the Offer and, if they choose to accept the Offer, for complying with the terms and conditions set forth or described in the Offer Document.

III.	INFORMATION ABOUT THE SUBJECT COMPANY, THE BIDDER AND THE OFFER

1.	Information about the Subject Company

a)	General Information

The subject company, Schering AG, is the parent company of the Schering Group. Schering AG is a stock corporation organized under the laws of Germany with its registered office in Berlin, registered with the commercial register of the Local Court Berlin-Charlottenburg under registration no. 93 HRB 283. The principal executive office of Schering AG is located at Müllerstraße 178, 13353 Berlin, Germany. Schering was founded in 1871.

The Schering Group comprised, at the end of December 2005, over 150 subsidiaries worldwide with a workforce of over 24,000 employees. As a global pharmaceutical company with extensive worldwide operations, Schering AG manages its pharmaceutical businesses on a geographic basis. This reflects the structure of its sales organization, its system of internal reporting and considers the predominant sources and nature of risks and returns in its business. Schering AG’s pharmaceutical business consists of five geographic segments: the Europe Region, the United States Region, the Japan Region, the Latin America/Canada Region, and the Asia/Pacific Region. Other Activities, which primarily include Schering AG’s dermatology business, application technologies business as well as its pharmaceutical chemicals business, are managed centrally on a worldwide basis.

Schering AG focuses on four core business areas: Gynecology & Andrology, Diagnostic Imaging, Specialized Therapeutics and Oncology. In Gynecology & Andrology, Schering AG develops preparations for female contraception, menopause management, gynecological diseases, male fertility and testosterone deficiency in men. In Diagnostic Imaging, Schering AG concentrates on innovative contrast agents for magnetic resonance imaging, computer tomography, optical and molecular imaging. In Specialized Therapeutics, Schering AG develops products for the treatment of multiple sclerosis, Crohn’s and Parkinson’s diseases. In Oncology, Schering AG is a major player in the field of hematology and is expanding its business in the field of solid tumors.

The Schering Group’s primary sales markets are the United States, Germany, Japan, Italy, France, Spain, the United Kingdom, Brazil, Australia and Mexico. These ten countries accounted for more than 70% of the Schering Group’s net sales in 2005.

In all major markets, Schering AG is represented by local subsidiaries which have their own sales force and marketing organization. They receive support from regional headquarters in Berlin (Europe Region), Mexico (Latin America/Canada Region), and Singapore (Asia/Pacific Region).

As of the date of this Opinion, the registered statutory share capital (Grundkapital) of Schering AG consisted of EUR 194,000,000, divided into 194,000,000 ordinary bearer shares with no par value, with each share representing a notional share in the registered statutory share capital of EUR 1.00.

The Executive Board is authorized to increase the share capital with the approval of the Supervisory Board one or more times in the period up to April 15, 2009 by issuing new shares against cash or contributions in kind totaling no more than EUR 97,000,000 (Authorized Capital). Under certain circumstances which are described in detail in the Articles of Association of Schering AG the Executive Board is authorized to exclude the pre-emptive rights of shareholders with the approval of the Supervisory Board.

In addition, the Executive Board is authorized to issue, with the approval of the Supervisory Board, in one or more steps, in the period until April 15, 2009, convertible bonds and/or bonds with warrants. The total nominal amount of these bonds may not exceed EUR 600,000,000. Schering AG may issue convertible rights and option rights in shares of Schering AG up to a total share in the share capital of EUR 10,000,000. Accordingly, the share capital has been conditionally increased by up to EUR 10,000,000 against the issuance of up to 10,000,000 bearer shares with no par value (Contingent Capital I).

Furthermore, the share capital has been conditionally increased by up to EUR 5,000,000 (Contingent Capital II). This conditional capital increase may only be used to issue new shares to holders of stock options issued by Schering AG on or before September 30, 2003, based on an authorization of the general shareholder’s meeting of Schering AG on April 26, 2001, if those holders exercise their options and Schering AG does not settle the options by using existing treasury shares or cash.

As of the date of this Opinion, Schering AG held 3,554,500 Schering Shares (representing approximately 1.83% of the total registered statutory share capital of Schering AG) as treasury shares (eigene Aktien). Any such Schering Shares held by Schering AG are hereinafter referred to as the “Treasury Shares”.

The Schering Shares are admitted to trading on the official market (Amtlicher Markt) and to the sub-segment of the official market with additional post-admission obligations (Prime Standard) on the Frankfurt Stock Exchange and are traded in addition through the electronic trading system Xetra under the symbol “SCH” under the German Securities Identification Number WKN (Wertpapier-Kennnummer) 717200 and under the International Securities Identification Number (“ISIN”) DE0007172009. Furthermore, the Schering Shares are admitted to trading on the official markets (Amtlicher Markt) of Berlin-Bremen, Düsseldorf, Hamburg and Munich and on the Swiss stock exchange in Basel, Geneva and Zurich. Furthermore, they may be traded over-the-counter (Freiverkehr) on the stock exchanges of Stuttgart and Hanover. The Schering Shares are, among others, part of the following relevant indices: DAX, DJ STOXX 600, DJ EuroSTOXX, MSCI Germany, MSCI Euro, MSCI Europe, MSCI World.

Schering ADSs are traded on the New York Stock Exchange (“NYSE”) under the symbol “SHR”, under the Common Universal Security Identification Product (“CUSIP”) 806585204 and under ISIN US8065852043. One Schering ADS represents one Schering Share.

b)	Summary Financial Information

The following is a table showing selected financial data prepared in accordance with International Financial Reporting Standards (IFRS) relating to the Schering Group for the years 2003 until 2005:

	2005 EUR	2004[1] EUR	2003[1] EUR

	(in millions, except earnings per share, dividend per share, employees (annual average), personnel costs per capita and the average number of shares outstanding)
Consolidated Income Statements Data
Net sales	5,308	4,907	4,828
Cost of sales	- 1,256	- 1,206	- 1,233
Gross profit	4,052	3,701	3,595
Marketing and selling costs		- 1,544	- 1,519
Engineering and administration costs	- 522	- 522	- 563
Research and development costs	- 982	- 918	- 923
Other operating income less other operating expenses	67	51	106
Operating profit	928	768	696
Financial result	42	- 9	15
Profit before taxes	970	759	711
Income taxes	- 346	- 252	- 259
Profit for the period	624	507	452
Net profit	619	504	449
Minority interest	5	3	3
Earnings per share (basic)	3.26	2.64	2.31
Earnings per share (diluted) [2]	3.26	2.63	2.31
Consolidated Balance Sheets Data (Dec. 31)
Total assets	6,103	5,717	5,479
Non-current assets	2,519	2,538	2,487
Inventories	959	992	996
Cash and cash equivalents	776	785	566
Other current assets	1,849	1,402	1,430
Total equity	3,283	2,833	2,783
Liabilities	2,820	2,884	2,696
Consolidated Cash Flow Statements Data
Cash flows from operating activities	1,048	751	581
Cash flows from/used in investing activities	- 386	- 311	- 161
Cash flows used in financing activities	- 631	- 217	- 247
thereof: purchase of treasury shares	—	- 167	- 90
thereof: funding of Schering Pension Trust	- 450	—	—
Other Data
Wages and salaries, social security and support payments, pensions	1,583	1,550	1,564
Employees (annual average)	25,037	26,131	26,561
Personnel costs per capita	63,226	59,317	58,883
Dividend per share[3]	1.20	1.00	0.93
Weighted average number of shares outstanding	189,987,288	191,209,851	194,413,614
Weighted average number of shares (including potential dilutive shares)	190,166,635	191,464,392	194,709,909

[1]	Previous years’ figures (2003 – 2004) adjusted in accordance with the amendment “Actuarial gains and Losses, Group Plans and Disclosures” to IAS 19; Balance sheet items also restated to give effect to the changes in the presentation of Total equity (IAS 1) and in the accounting for employee share purchase plans (IFRS 2).

[2]	Potential dilution from stock options issued as part of Long Term Incentive Plans.

[3]	The dividend with respect to 2005 is subject to approval at the Annual General Meeting to be held on April 19, 2006.

For more complete information, please refer to the Annual Financial Statements and the Quarterly Reports as well as the Annual Report on Form 20-F and the Quarterly Reports filed under cover of Form 6-K of Schering AG. These documents are available on the internet at Schering AG’s website http://www.schering.de and also at the website of the SEC http://www.sec.gov.

2.	Information about the Bidder, Bayer AG and the Bayer Group

The Bidder, Dritte BV GmbH, is a German limited liability company with its registered seat in Leverkusen and is registered with the commercial register of the Local Court of Cologne under HRB 52162. The share capital of the Bidder amounts to EUR 25,000. The Bidder’s business purpose is, among other things, the management of its own assets and the foundation of and acquisition of enterprises or investments therein. The Bidder stated in the Offer Document that, currently, the Bidder does not own any shares in Schering AG or in any other company. The Bidder is a wholly-owned subsidiary of Bayer AG. The Bidder and Bayer AG have entered into a profit transfer agreement, according to which the Bidder is obliged to transfer its entire profits to Bayer AG. The address of the Bidder is: Kaiser-Wilhelm-Allee 1, 51373 Leverkusen, Germany.

Bayer AG is a German stock corporation with its registered seat in Leverkusen and is registered in the commercial register of the Local Court of Cologne under HRB 48248. The company’s business purpose is the manufacturing, marketing and other industrial activities or provision of services in the fields of health care, agriculture, polymers and chemicals. Bayer AG is the management holding company of the Bayer Group.

The Bayer Group is a globally acting group which had approximately 280 consolidated subsidiaries as of December 31, 2005. In the fiscal year 2005, the Bayer Group generated sales revenues of EUR 27,383 million, an operating result (EBIT) of EUR 2,812 million and net income of EUR 1,597 million. As of December 31, 2005, the Bayer Group employed approximately 93,700 employees worldwide. The business operations of the Bayer Group are organized into the following three sub-groups: Bayer HealthCare, Bayer CropScience and Bayer MaterialScience.

The Bayer HealthCare sub-group develops, manufactures and markets products for disease prevention, diagnosis and treatment. Bayer HealthCare’s activities are organized into the following divisions: Pharma, Consumer Care, Diabetes Care/Diagnostics and Animal Health. As of January 1, 2006, the Pharma/Biological Products division was renamed Pharma. Bayer HealthCare’s Animal Health, Consumer Care and Diagnostics divisions occupy leading positions worldwide. Bayer HealthCare had approximately 33,800 employees worldwide as of December 31, 2005 and generated sales of EUR 9,429 million in 2005.

For more information about the Bidder, Bayer AG and the other sub-groups of the Bayer Group, please see Section 8 of the Offer Document.

3.	Information about the Offer

a)	Conduct of the Offer and Material Provisions of the Offer, Acceptance Period, Conditions

The Offer is being conducted by the Bidder in the form of a voluntary public takeover offer (freiwilliges öffentliches Übernahmeangebot) (cash offer) for the acquisition of the Schering Shares (including all Schering Shares represented by Schering ADSs) in accordance with German Law, in particular the provisions of the German Takeover Act (WpÜG), as well as in accordance with applicable U.S. securities laws.

The Bidder is offering to acquire all of the Schering Shares, including Schering Shares represented by Schering ADSs, at a purchase price of EUR 86.00 per share in cash (the “Offer Price”).

Schering Securityholders may tender their Schering Securities and accept the Offer beginning April 13, 2006 until May 31, 2006 at 24:00 hours Frankfurt am Main local time and 6:00 p.m. New York local time (the “Acceptance Period”).

The additional acceptance period pursuant to Section 16 (2) of the Takeover Act (the “Additional Acceptance Period”) will end two weeks after publication of the results of the Offer by the Bidder in accordance with Section 23 (1) sentence 1 no. 2 of the Takeover Act. The Bidder has stated that it expects that the Additional Acceptance Period will end on June 22, 2006, 24:00 hours Frankfurt am Main local time and 6:00 p.m. New York local time.

The Offer is subject to a number of conditions, which include a minimum acceptance condition of 75% of the Schering Shares (including Schering Shares represented by Schering ADSs, but excluding Treasury Shares, plus any shares to be possibly issued due to options), the receipt of antitrust clearances, the absence of certain material adverse changes with respect to Schering AG and other conditions described in detail in Section 6 of the Offer Document (the “Offer Conditions”).

Schering Securityholders who accept the Offer during the Acceptance Period may withdraw any Schering Securities tendered in the Offer at any time until the expiration of the Acceptance Period and without having to give any reason. Under certain conditions set out in detail in Sections 14.1 and 14.2 of the Offer Document the Schering Securityholders have additional withdrawal rights.

For any additional information and details (in particular any details with regard to the Offer Conditions, the acceptance periods, the terms of acceptance and rights of withdrawal), Schering Securityholders are referred to the provisions of the Offer Document. The information set forth above, merely summarizes, and does not fully reflect, the information set out in the Offer Document. The Offer Document is published on the Internet at the website of Bayer AG http://www.bayer.de and is available free of charge at Credit Suisse Securities (Europe) Limited, London, England, Branch Office Frankfurt am Main, MesseTurm, 60308 Frankfurt am Main, Germany (Fax: +49 69 7538 2426), and Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, U.S.A.

Copies of the Offer Document, in the German or English language, can also be requested to be sent, free of charge, by calling the information hotline established by the Bidder for the Offer at 0800-6464833 (toll-free in Germany), +1-877-717-3925 (toll-free in Canada and the U.S.A.), 00-800-7710-9970 (toll-free in the European Union) and +1-412-232-3651 (call will be charged when calling from other countries).

The Executive Board and the Supervisory Board advise that the description of the Offer in the Opinion does not purport to be complete and that the content and execution of the Offer as set out in the terms contained in the Offer Document are prevailing. It is the responsibility of each Schering Securityholder to read the Offer Document and to take any necessary action required for the particular investor.

Schering Securityholders are urged to read the Offer Document.

b)	Background of the Offer

The takeover offer of the Bidder was preceded by an attempt of Merck KGaA, Darmstadt, Germany, to take over Schering AG.

Takeover Attempt by Merck KGaA

On Friday, March 10, 2006, representatives of Merck KGaA stated to Schering AG that Merck KGaA was considering making a takeover offer for all of the Schering Shares. On the evening of March 11, 2006, Merck KGaA specified its takeover intent and informed Schering AG that Merck KGaA intended to make a takeover offer for Schering AG for EUR 77.00 per share. After an analysis of the proposed offer from Merck KGaA by the Executive Board and its financial and legal advisors on Sunday, March 12, 2006, the Executive Board concluded that the offer from Merck KGaA greatly undervalued the future prospects for Schering AG as an independent specialist in the pharmaceutical industry. After speculation appeared in the media about a pending takeover offer from Merck KGaA, the Executive Board published a corresponding ad hoc notice and a press statement on the same day.

On Monday, March 13, 2006, a subsidiary of Merck KGaA announced its intention to make a public takeover offer for the Schering Shares in the amount of EUR 77.00 per share in cash.

On Tuesday, March 14, 2006, the Supervisory Board discussed the takeover offer announced by Merck KGaA in an extraordinary meeting. The Supervisory Board resolved unanimously to support the position taken by the Executive Board to reject the offer, as the offer of Merck KGaA does not reflect the value of Schering AG as an independent, highly specialized research-driven pharmaceutical company.

Discussions and Agreements with Bayer AG

On Monday, March 13, 2006, first contact was made between the chairmen of the executive boards of Schering AG and Bayer AG, Dr. Hubertus Erlen and Werner Wenning, in order to clarify the possibilities of a friendly transaction.

On Thursday, March 16, 2006, a meeting of high ranking representatives of both companies took place in Berlin. The participants were Mr. Werner Wenning, Mr. Klaus Kühn and Dr. Wolfgang Plischke for Bayer AG, Arthur Higgins for Bayer HealthCare AG as well as Dr. Hubertus Erlen, Dr. Ulrich Köstlin, Prof. Marc Rubin and Dr. Jörg Spiekerkötter for Schering AG. The possibility of a combination of the two companies and the resulting strategic advantages was discussed for the first time without, however, addressing the issue of price.

On Sunday, March 19, 2006, Schering AG entered into a confidentiality agreement with Bayer AG. In this agreement, Bayer AG agreed to treat certain information provided by the Company for the purpose of exploring a takeover decision and afterwards as confidential.

Also on Sunday, March 19, 2006, a meeting of representatives of Schering AG and Bayer AG in a larger group including external advisors took place in Berlin. During this meeting, key points of a friendly transaction were discussed. In particular, the location of the headquarters and the main research locations of both pharmaceutical businesses, questions about the corporate structure and the company name as well as principles about the composition of management were discussed. Guidelines for a joint process directed towards possible job reductions were discussed. These aspects were subsequently reflected in the letter exchange as described below.

On Monday, March 20, 2006, members of the Executive Board of Schering AG met with top management of the Bayer Group to discuss the advantages of combining the pharmaceutical businesses. In particular, the prospects for developing products and the current business situation were discussed.

In a further discussion at the level of the executive boards on Tuesday, March 21, 2006, the representatives of Bayer AG first proposed an offer price of EUR 84.00 per Schering Share. This offer price was analyzed in detail on the evening of the same day in Berlin by the Executive Board together with the financial and legal advisors, and the offer price was rejected vis-à-vis the executive board of Bayer AG as being insufficient. However, in the light of the events it became impossible for the Executive Board to further pursue a stand-alone scenario for Schering AG. Hence, the Executive Board indicated that it would be able to support an offer of EUR 87.00.

On March 22, 2006, Bayer AG then proposed two alternatives for an increase of the offer. If the Executive Board would accept a significant break-up fee, Bayer AG would be prepared to offer EUR 87.00 for each Schering Share. This break-up fee should have to be paid by Schering AG to Bayer AG in the event there was no successful consummation as a result of a competing offer. Without the agreement of a break-up fee, Bayer AG would be willing to offer EUR 86.00 per Schering Share. After an analysis together with the financial and legal advisors, the Executive Board declared on the same day its willingness to support an offer of EUR 86.00 per Schering Share without an agreement on a break-up fee, whereby the Executive Board was guided by the following considerations: The agreement of a break-up fee is not yet common in Germany; rather, it is based in the English and U.S. takeover practice. E.g. the London City Code on Takeovers and Mergers permits such break-up fees up to an amount of 1% of the transaction volume. In the present case, this would be an amount of more than EUR 160 million. There were doubts, however, whether the agreement of such a payment by the company from the corporate funds would be permissible under German law. Furthermore, the Supervisory Board was not able to be involved in the matter at that time. However, irrespective of the legal concerns , the Executive Board had doubts about whether a break-up fee in the stated amount would be in the interests of the Schering Shareholders. The risk of having to pay a break-up fee in the amount of more than EUR 160 million in the event of a successful competing offer, was offset by only the minor increase in the offer price by EUR 1.00 per Schering Share, which in the case of a 100% acceptance of the offer would have corresponded to an amount equal to approximately EUR 190 million. Therefore, from the point of view of the Executive Board of Schering AG, there was no justification to create, by using company funds, barriers against a possible higher offer of a third party.

In a letter dated March 23, 2006 to the Executive Board, Bayer AG summarized the basic aspects of combining both pharmaceutical businesses which had already been discussed orally. In addition to the offer price in the amount of EUR 86.00 and a minimum quota for acceptance of 75% and the customary terms and conditions for an offer, Bayer AG set forth the following principal aspects in the letter:

•	Site: The headquarters of the combined pharmaceutical business will be in Berlin, which is where the Executive Board Pharma will be located. Heads of significant global functions will also be located in Berlin and at other business-related sites. The key research sites are in Berlin and Wuppertal (Germany) as well as in Richmond, Berkeley and West Haven (USA).

•	Employees: Any staff reduction will be shared fairly and in a balanced way between the two combined businesses; possible severance packages will be based on identical standards in line with past practice of the two businesses to be combined.

•	Management: The management of the combined pharmaceutical business will be composed based on objective criteria using an organized process involving independent assessment and third party advice. The composition of the top management team of the combined ethical pharmaceutical business will be communicated on the date on which the Offer becomes unconditional.

•	Name: To the extent legally permissible, the new name of the combined global ethical pharmaceutical business and of the stock corporation referred to below will be “Bayer Schering Pharma”.

•	Corporate Structure: The headquarters of the combined ethical pharmaceutical business will be organized as a separate entity incorporated as a stock corporation unless this would have significant tax disadvantages. Its executive board will report directly to Bayer HealthCare organization. Integration committees will be established with equal representation of executives from both Schering Group and Bayer Group.

•	Schering Stiftung: The Schering Stiftung (foundation) will be maintained and provided with additional funding to underline the continuing presence of Schering in Berlin and its contribution to Berlin.

After a joint review of the letter from Bayer AG dated March 23, 2006 with the financial and legal advisors, the Executive Board decided to support an offer by Bayer AG made under the conditions set forth in its letter. On March 23, 2006, the Executive Board itself transmitted a letter to Bayer AG in which the Executive Board confirmed that the letter from Bayer AG reflected the common understanding of both parties and that the offer from Bayer AG was welcomed. In addition, the Executive Board announced its intention to issue a press statement immediately after Bayer AG published its takeover intent, in which press statement the Executive Board would also announce its intent to recommend acceptance of the offer to the Schering Shareholders subject to an examination of the Offer Document.

The Executive Board also stated in the letter that it would cooperate with Bayer AG and provide it with information required in connection with the offer, the financing of the offer and any approvals by public authorities. In addition, the Executive Board stated that it would cooperate with Bayer AG - to the extent permitted by law - at the present time in order to prepare the integration after successful consummation of the transaction. The Executive Board also stated that it would not seek competing offers from third parties or encourage third parties to submit offers. The Executive Board stated that it would inform Bayer AG immediately if it became aware of intentions of third parties to acquire the Company and would inform Bayer AG about the course of any such proposals. The Executive Board assured that it would not recommend that the Schering Shareholders accept a takeover offer from a third party unless the Executive Board considered the third party offer overall being preferable compared to the proposed offer. The Executive Board also stated that before doing so, however, it would give Bayer AG the opportunity to change its offer accordingly.

Furthermore, the Executive Board stated that it would not take any actions which could prevent the success of Bayer AG’s offer. Finally, the Executive Board stated that it would not support any proposal in this year’s annual general meeting of Schering AG to distribute a dividend higher than EUR 1.20 per share.

The Bidder then published its decision about making an offer to acquire all Schering Shares at a price of EUR 86.00 per share on the evening of March 23, 2006.

In a press statement on Friday, March 24, 2006, the Executive Board announced that it would support the offer from Bayer AG and recommend that the Schering Securityholders accept the offer, subject to an examination of the Offer Document.

On March 27, 2006, representatives of Morgan Stanley & Co. Ltd. (“Morgan Stanley”) provided a presentation to members of the Executive Board and to the Supervisory Board on various aspects of the offer. The representatives of Morgan Stanley then submitted the fairness opinion they had prepared. On April 13, 2006, representatives of Dresdner Bank AG, Dresdner Kleinwort Wasserstein (“DrKW” or “Dresdner Kleinwort Wasserstein”) submitted the fairness opinion they had prepared. Both fairness opinions state that the amount of EUR 86.00 per share in cash is fair from a financial point of view to the Schering Securityholders based upon and subject to the factors and assumptions set forth in the fairness opinions. On April 13, 2006, BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“BDO”) provided the results of its opinion on the valuation of the Schering Group in accordance with IDW S 1 to the Executive Board and the Supervisory Board. This opinion on the valuation comes to the conclusion that the Offer Price is higher than the pro rata enterprise value.

IV.	PERSONS EMPLOYED AND COMPENSATED

1.	Morgan Stanley & Co. Ltd.

On February 27, 2006, Schering AG engaged Morgan Stanley as advisor with respect to shareholder relation matters and any potential takeover. Under that engagement, Morgan Stanley also advised Schering AG with respect to the proposed offer by Merck KGaA. Pursuant to the terms of the engagement letter, Schering AG agreed to pay Morgan Stanley as lead financial advisor (1) an advisory fee in the amount of EUR 2,400,000 payable in four quarterly installments starting March 2006, (“Advisory Fee”) (2) an additional advisory fee at the discretion of Schering AG in the event that significantly more work than expected needs to be carried out and neither a takeover nor another acquisition proposal is received by December 31, 2006 (“Additional Advisory Fee”) (3) a defense fee (“Defense Fee”) of 0.20% of the transaction value in the event a takeover or another acquisition proposal is announced, which is not deemed to be in the interest of Schering AG, and which is subsequently withdrawn or does not result in a majority of Schering Shares being acquired, or alternatively (4) a recommended transaction fee of 0.20% of the transaction value in the event of an acquisition of the majority of Schering Shares, a substantial amount of assets of Schering AG or a merger which is recommended by the Executive Board, or alternatively (5) a non recommended transaction fee of 0.125% of the transaction value in the event an acquisition of the majority of shares, a substantial amount of assets or a merger which is not recommended by the Executive Board is consummated or which is recommended by the Executive Board and not consummated. The Advisory Fee and any Additional Advisory Fee will be credited to the Defense Fee, the recommended transaction fee or the non recommended transaction fee, respectively.

2.	Dresdner Kleinwort Wasserstein

On March 22, 2006, Schering AG engaged DrKW as additional financial advisor to provide financial advisory services with respect to shareholder relation matters and to act in connection with any potential takeover. Pursuant to the terms of the engagement letter and based on alternative scenarios, Schering AG agreed to pay DrKW a defense fee in the amount of 0.07% of the transaction value, or a recommended transaction fee in the amount of 0.07% of the transaction value, or a non recommended transaction fee in the amount of 0.043% of the transaction value. Schering AG is entitled to increase each of the aforementioned fees by up to 0.02% at its sole and non-contestable discretion.

3.	BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Schering AG retained BDO on April 3, 2006 to carry out a valuation of the enterprise value of the Schering Group in accordance with the valuation principles IDW S 1 as published by the Institute of German Auditors (Institut der Wirtschaftsprüfer in Deutschland e.V. - IDW). Pursuant to the terms of the engagement letter, Schering AG agreed to BDO charging on the basis of hourly rates plus expenses.

The standard hourly fee was agreed to be EUR 250.00. The total amount of the fees earned by BDO is estimated not to exceed EUR 180,000.

4.	Brunswick Group

Following the announcement of the takeover offer by Merck KGaA, Schering AG engaged Brunswick Group GmbH (“Brunswick”) as communication advisor for a period starting March 12, 2006 until December 31, 2006. Pursuant to the terms of the engagement letter, Schering AG has agreed to pay Brunswick a flat fee of EUR 1,500,000. Additionally, Brunswick will receive a success fee in the amount of up to EUR 4,000,000.

V.	AMOUNT AND FORM OF THE CONSIDERATION OFFERED

1.	Amount and Form of the Consideration

The Bidder is offering a consideration in the amount of EUR 86.00 per Schering Share, including Schering Shares represented by Schering ADSs, in cash.

The consideration for Schering Shares held by residents of the U.S.A. and tendered through the U.S. settlement agent, and for Schering Shares represented by Schering ADSs will be paid in U.S. dollars (“USD”). The Offer Price will be converted into USD on the day on which the custodian institution of the U.S. settlement agent receives the consideration of the Offer in EUR pursuant to the “Bid”- USD/EUR exchange rate published by WM/Reuters at 16:00 hours London, England, local time. Schering Securityholders receiving the Offer Price in USD will bear the risk of fluctuations in the EUR/USD exchange rate. Alternatively, the Offer Price can be paid in EUR at the request of the respective Schering Securityholder.

2.	Statutory Minimum Price

To the extent that the Executive Board and the Supervisory Board are in a position to verify this on the basis of the information available, the Offer Price for the Schering Shares is in accordance with the provisions of Sections 4 et seq. of the Offer Regulation under the Takeover Act (the “Offer Regulation”) concerning the statutory minimum price which is determined by the higher of the following thresholds.

a)	Previous Acquisitions

Pursuant to Section 4 of the Offer Regulation, the consideration for the shares of the subject company must correspond at least to the value of the highest consideration for the acquisition of shares of the subject company granted or agreed by the bidder, persons acting jointly with it or their subsidiaries within the last three months prior to the publication of the offer document.

The Bidder stated in the Offer Document that neither the Bidder nor a person acting in concert with it within the meaning of Section 2 (5) of the Takeover Act nor their subsidiaries have, during the last three months prior to the publication of the Offer Document, acquired Schering Shares or Schering ADSs or agreed to acquire Schering Shares or Schering ADSs.

b)	Market Prices

In relation to tender offers for shares admitted to trading on a German stock exchange, the consideration, pursuant to Section 5 of the Offer Regulation, must equal at least the weighted average market price (quoted on German stock exchanges) for those shares during the three months preceding the announcement of the decision to submit the offer.

The weighted average price for Schering Shares during the three months preceding the announcement of the decision to submit the Offer on March 23, 2006, as published by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) was EUR 69.45 and is thus below the Offer Price.

3.	Recent and Historical Market Prices of the Schering Securities

The following table sets forth the highest and lowest closing prices per Schering Share and Schering ADS for the periods indicated. The prices shown below represent the highest and lowest closing prices of the Schering Share on the Xetra electronic trading system of the Frankfurt Stock Exchange and the closing prices of Schering ADS on the NYSE.

	Price of a Schering Share in EUR*		Price of a Schering ADS in USD**
	High	Low	High	Low
2004
1st Quarter	45.73	37.39	57.88	45.95
2nd Quarter	48.43	38.93	59.21	46.05
3rd Quarter	50.85	44.47	62.75	54.30
4th Quarter	55.29	48.74	75.20	60.15
2005
1st Quarter	58.56	49.85	77.75	64.54
2nd Quarter	53.60	49.64	68.90	61.56
3rd Quarter	53.29	50.01	66.10	60.52
4th Quarter	56.60	50.05	66.91	59.86
2006
1st Quarter (through March 10, 2006)	66.86	54.96	79.70	67.08
1st Quarter (through March 22, 2006)	84.59	54.96	101.19	67.08
1st Quarter	86.30	54.96	107.20	67.08
2nd Quarter (through April 12, 2006)	85.98	85.72	105.10	103.30

(Source: Bloomberg L.P.)

*	Based on the closing Frankfurt Stock Exchange Xetra trading prices.

**	Based on the closing NYSE trading prices.

The market prices of the Schering Share prior to the announcement of the Bidder’s intention to make an offer were significantly influenced by rumors first circulating on March 9, 2006 (source: Reuters) regarding an upcoming takeover and by the announcement of Merck KGaA’s decision as of March 13, 2006 to make a voluntary takeover offer through a subsidiary for Schering AG at a price of EUR 77.00 per share in cash.

During the twelve months prior to the occurrence of the first rumors regarding a takeover of Schering AG on March 9, 2006, the unweighted average share price (based on the closing prices in the Xetra trading on the Frankfurt Stock Exchange (source: Bloomberg L.P.)) of the Schering Share was EUR 53.31. The closing price of the Schering Share on March 8, 2006, the last stock exchange trading day before the emergence of initial takeover speculations, was EUR 62.04 (floor trading) or EUR 62.12 (Xetra trading), while the Schering Share closed at EUR 66.86 on Xetra-trading on March 10, 2006, the last stock exchange trading day preceding the announcement of a subsidiary of Merck KGaA of its intention to make an offer for Schering AG. The closing trading price of the Schering Share on March 22, 2006, the day prior to the announcement of the Bidder’s intention to make an offer, was EUR 83.00.

The Offer Price of EUR 86.00 offers the following premiums to the trading prices mentioned:

•	61.32% over the unweighted average closing price (based on the closing prices in the Xetra trading on the Frankfurt Stock Exchange (source: Bloomberg L.P.)) of the Schering Share (EUR 53.31) during the 12 months prior to the occurrence of first rumors regarding a takeover of Schering AG.

•	38.62% or 38.44% on the closing price on March 8, 2006, the last stock exchange trading day before the emergence of initial takeover speculations, was EUR 62.04 (floor trading) or EUR 62.12 (Xetra trading).

•	28.63% over the closing trading price of EUR 66.86 on the last stock exchange trading day prior to the announcement of Merck KGaA’s intention to make an offer for Schering AG.

•	11.69% over the offer price announced by Merck KGaA of EUR 77.00.

•	3.61% over the closing trading price of EUR 83.00 on the day prior to the announcement of the Bidder’s intention to make an offer for Schering AG.

The Offer Price of EUR 86.00 also exceeds the statutory minimum price as described in Section V.2.b) by EUR 16.55. The Offer Price constitutes a premium of 23.83% over that minimum price.

4.	Fairness Opinions Provided by Morgan Stanley & Co. Ltd. and Dresdner Kleinwort Wasserstein

Morgan Stanley and DrKW have rendered their respective opinions to the Executive Board and the Supervisory Board that, as of March 27, 2006 (Morgan Stanley) and April 13, 2006 (DrKW) and based upon and subject to the factors and assumptions set forth therein, the EUR 86.00 per Schering Share in cash to be received by Schering Securityholders in the Offer is fair from a financial point of view to such holders. The Schering Securityholders should read both fairness opinions and the following descriptions in their entirety.

a)	Fairness Opinion Provided by Morgan Stanley & Co. Ltd.

Pursuant to an engagement letter effective February 27, 2006, Schering AG retained Morgan Stanley to provide it with financial advisory services in connection with a potential offer. Under this engagement, Schering AG asked Morgan Stanley to provide its opinion on March 27, 2006 as to whether the Offer Price is fair from a financial point of view to the Schering Securityholders. Schering AG selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation as well as its knowledge of Schering AG.

At a meeting on March 27, 2006, Morgan Stanley rendered its oral opinion to the Supervisory Board and representatives of the Executive Board, subsequently confirmed in writing in a fairness opinion to the effect that based on and subject to the assumptions and other considerations set forth therein, as of March 27, 2006, the Offer Price is fair from a financial point of view to the Schering Securityholders.

The full text of the fairness opinion of Morgan Stanley reflecting its opinion as of March 27, 2006 that the consideration to be received by the Schering Securityholders pursuant to the Offer is fair from a financial point of view to such holders, is attached as Exhibit 1 to this Opinion (the “MS Fairness Opinion”). The MS Fairness Opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its fairness opinion. Schering Securityholders should read the entire MS Fairness Opinion carefully.

The MS Fairness Opinion is addressed and directed to the Executive Board and the Supervisory Board and addresses only the fairness of the Offer Price as of March 27, 2006 from a financial point of view to be received by the Schering Securityholders. It does not address any other aspects of the Offer and does not constitute a recommendation or opinion by Morgan Stanley as to whether any Schering Securityholder should tender its Schering Securities into the Offer. This summary does not purport to be a complete description of the analyses performed by Morgan Stanley in connection with rendering its fairness opinion, and is qualified in its entirety by reference to the full text of the MS Fairness Opinion as of March 27, 2006.

In connection with rendering the MS Fairness Opinion, Morgan Stanley, among other things

•	reviewed certain publicly available financial statements and other business and financial information of Schering AG;

•	reviewed certain internal financial statements and operating data including certain financial projections concerning Schering AG prepared by its management;

•	discussed the past and current operations and financial condition and prospects of Schering AG with executives of Schering AG;

•	reviewed the reported prices and trading activity for the Schering Shares;

•	compared the financial performance of Schering AG and the prices and trading activity of the Schering Shares with that of certain other publicly-traded companies comparable with Schering AG and its securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of Schering AG and Bayer AG and its financial advisors;

•	reviewed other publicly available information in relation to Schering AG, in particular certain equity research reports prepared by a number of investment banks relating to Schering AG;

•	reviewed the letters dated March 23, 2006 exchanged between the executive board of Bayer AG and of Schering AG (the “Letter Exchange”) and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley has deemed appropriate.

In rendering the MS Fairness Opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to

Morgan Stanley as of March 27, 2006 for the purposes of its opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Schering AG as of March 27, 2006. In providing its fairness opinion, Morgan Stanley was not acting as a legal advisor. Morgan Stanley was acting as a financial advisor only and relied upon, without independent verification, the assessment of Schering AG and its legal advisors with respect to legal matters. Morgan Stanley assumed that the Offer would be consummated on the terms set forth in the Letter Exchange without any waiver, amendment or delay of any terms or conditions.

Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Schering AG, nor was Morgan Stanley furnished with any such valuations or appraisals. The MS Fairness Opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of March 27, 2006. Events occurring after the date of the MS Fairness Opinion may affect the MS Fairness Opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm the MS Fairness Opinion.

Morgan Stanley assumed that in connection with the receipt of necessary governmental, regulatory or other approvals and consents required for the consummation of the Offer, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Offer.

In arriving at the MS Fairness Opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving Schering AG or any of its assets, nor did Morgan Stanley negotiate with any party, other than Bayer AG, which expressed interest to Morgan Stanley in the possible acquisition of the Company or certain of its constituent businesses.

In addition, the MS Fairness Opinion was limited to the fairness from a financial point of view of the Offer Price to be received by the Schering Securityholders and Morgan Stanley expresses no opinion as to the underlying decision by Schering AG to engage in the Offer or the strategic merits of the Offer as compared to any alternative transaction or whether such alternatives were achievable.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with rendering the MS Fairness Opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Morgan Stanley. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Morgan Stanley’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 27, 2004 and is not necessarily indicative of current market conditions.

Historical Share Price Analysis

Morgan Stanley reviewed the historical price performance and trading volumes of Schering Shares during various periods ending March 10, 2006, the last trading day prior to the public announcement of a subsidiary of Merck KGaA to make a takeover offer for all Schering Shares. Morgan Stanley noted that the range of low and high closing prices of Schering Shares during the 52 week period ending on March 10, 2006 was EUR 49.78 and EUR 66.74, respectively. Morgan Stanley also noted the Offer Price of EUR 86.00 per Schering Share as of March 23, 2006.

The following table presents the results of this analysis:

Time Period	Schering Share Price EUR
5-Year High	69.40
5-Year Low	32.41
Last 5-Year Volume Weighted Average	49.99
Last 3-Year Volume Weighted Average	47.60
Last 1-Year Volume Weighted Average	53.56
Last 6-Month Volume Weighted Average	55.60
Last 3-Month Volume Weighted Average	58.53

Implied Premium Analysis

Morgan Stanley analyzed the Offer Price to be received by Schering Securityholders in the Offer to derive the premium over the closing price of Schering Shares on the Xetra electronic trading system of the Frankfurt Stock Exchange as of March 10, 2006, the last trading day prior to the public announcement of a subsidiary of Merck KGaA to make a takeover offer for all Schering Shares. Morgan Stanley also analyzed premiums over the volume weighted average closing prices of Schering Shares on the Xetra electronic trading system of the Frankfurt Stock Exchange for selected periods during the one year prior to March 10, 2006, the last trading day prior to the public announcement of a subsidiary of Merck KGaA to make a takeover offer for all Schering Shares. The analysis assumes the Offer Price of EUR 86.00 per Schering Share.

The following table presents the results of this analysis:

	Schering Share Price EUR	Implied Premium of Offer Price
As of March 10, 2006(1)	66.74	28.9%
February 20(2) to March 10, 2006(1)	61.92	38.9%
December 12, 2005 to March 10, 2006(1)	58.53	46.9%
September 12, 2005 to March 10, 2006(1)	55.60	54.7%
March 11, 2005 to March 10, 2006(1)	53.56	60.6%

(1)	Last trading day prior to the public announcement of a subsidiary of Merck KGaA to make an offer for all Schering Shares

(2)	Date of Schering AG’s Annual Press Conference

Selected Companies Analysis

Morgan Stanley reviewed and analyzed certain public market trading multiples for public companies similar to Schering AG from a size and business mix perspective. For the purpose of this analysis, Morgan Stanley identified the following six publicly traded corporations:

Altana AG

H. Lundbeck A/S

Merck KGaA

Novo Nordisk A/S

Serono S.A.

UCB S.A.

The multiples analyzed for these comparable companies included, among others, the share price divided by 2006 and 2007 estimated earnings per share, and the aggregate value (market value of equity plus book value of net debt) divided by 2006 and 2007 estimated EBITDA (earnings before interest, tax, depreciation and amortization) and by 2006 and 2007 estimated EBIT (earnings before interest and tax) respectively. The earnings per share, EBITDA and EBIT estimates for Schering AG were based on the latest available reported average estimates from a number of equity research reports issued between February 20, 2006, the day of Schering AG’s Annual Press Conference, and March 10, 2006, the last trading day prior to the public announcement of a subsidiary of Merck KGaA to make a takeover offer for all Schering Shares. The earnings per share, EBITDA and EBIT estimates for Schering AG were also based on estimates provided by the Schering AG management. For each of the other publicly traded companies, the earnings per share, EBITDA and EBIT estimates were based on Institutional Brokers’ Estimate Service (“IBES”) consensus estimates.

Morgan Stanley calculated these financial multiples and ratios based on closing prices and publicly available financial data as of March 27, 2006.

The following table presents the results of this analysis:

Ratio(1)	Range	Median	Mean	Implied Schering AG Multiple based on EUR 86.00 Per Share and Research Consensus	Implied Schering AG Multiple based on EUR 86.00 Per Share and Management Information
AV/EBITDA 2006 (estimate)	7.8x - 12.4x	11.9x	10.9x	11.9x	12.2x
AV/EBITDA 2007 (estimate)	7.2x - 11.1x	9.9x	9.5x	10.9x	11.3x
AV/EBIT 2006 (estimate)	9.5x - 15.7x	15.0x	13.7x	15.4x	15.6x
AV/EBIT 2007(estimate)	8.8x - 13.6x	12.2x	11.8x	13.8x	14.2x
P/E 2006 (estimate)	15.2x - 22.9x	19.3x	19.0x	24.0x	24.7x
P/E 2007 (estimate)	13.5x - 19.1x	16.1x	16.1x	21.3x	22.1x

(1)	2006 estimates exclude Lundbeck (due to one-time extraordinary effects)

Morgan Stanley calculated an implied valuation range for Schering Shares by applying various representative multiple ranges to the applicable Schering AG EBITDA statistics based on equity research consensus estimates and information provided by the Schering AG management. Based upon and subject to the foregoing, Morgan Stanley calculated an implied valuation range of EUR 57.02 to EUR 89.58 per share based on the average 2006 EBITDA equity research consensus estimates, EUR 55.61 to EUR 87.35 per share based on 2006 estimates from management, EUR 57.33 to EUR 87.41 per share based on the average 2007 EBITDA equity research consensus estimates and EUR 55.61 to EUR 84.75 per share based on 2007 estimates from management. Morgan Stanley noted the Offer Price of EUR 86.00 per Schering Share as of March 23, 2006.

Morgan Stanley also calculated an implied valuation range for Schering Shares by applying various representative multiple ranges to the applicable Schering AG EBIT statistics based on equity research consensus estimates and information provided by the Schering AG management. Based upon and subject to the foregoing, Morgan Stanley calculated an implied valuation range of EUR 53.87 to EUR 87.86 per share based on the average 2006 EBIT equity research consensus estimates, EUR 53.09 to EUR 86.57 per share based on 2006 estimates from management, EUR 55.30 to EUR 84.49 per share based on the average 2007 EBIT equity research consensus estimates and EUR 54.13 to EUR 82.68 per share based on 2007 estimates from management. Morgan Stanley noted the Offer Price of EUR 86.00 per Schering Share as of March 23, 2006.

Furthermore, Morgan Stanley calculated an implied valuation range for Schering Shares by applying various representative multiple ranges to the applicable Schering AG earnings per share statistics based on equity research consensus estimates and information provided by the Schering AG management.

Based upon and subject to the foregoing, Morgan Stanley calculated an implied valuation range of EUR 54.46 to EUR 82.05 per share based on the average 2006 earnings per share equity research consensus estimates, EUR 52.90 to EUR 79.69 per share based on 2006 estimates from management, EUR 54.55 to EUR 77.17 per share based on the average 2007 earnings per share equity research consensus estimates and EUR 52.52 to EUR 74.30 per share based on 2007 estimates from management. Morgan Stanley noted the Offer Price of EUR 86.00 per Schering Share as of March 23, 2006.

Although the foregoing companies were compared to Schering AG for purposes of this analysis, Morgan Stanley noted that no company utilized in this analysis is identical to Schering AG because of differences between the business mix, regulatory environment, operations and other characteristics of Schering AG and the comparable companies. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Schering AG, including the impact of competition on the business of Schering AG and on the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Schering AG or the industry or in the markets generally. Mathematical analysis (for example, determining the average or median) is not in itself a meaningful method of using comparable company data.

Selected Transaction Analysis

The selected transaction analysis compares the price paid in precedent transactions to the market price of the target company prior to the launch of an offer. Morgan Stanley reviewed the following transactions in the healthcare industry:

Glaxo Plc/ Wellcome Plc (1995)

Pfizer Inc./ Warner Lambert (1999)

Pfizer Inc./ Pharmacia Corporation (2002)

General Electric Inc./ Amersham Plc (2003)

Sanofi-Synthelabo S.A./ Aventis S.A. (2004)

For each of the selected transactions, Morgan Stanley calculated and compared the premiums represented by the per share consideration in relation to the closing price of the target’s ordinary shares one month prior to the announcement of the transaction and the closing price of the acquirer’s ordinary shares the day prior to the announcement of the transaction, in the case where shares were part of the consideration.

The following table presents the results of this analysis:

Premium	Range	Median	Mean	Premium(1) of the Offer Price of EUR 86.00
Healthcare Transactions	18% - 49%	41%	37%	52%

(1)	Premium of the Offer Price over the Schering Share closing price one month prior to the public announcement of a subsidiary of Merck KGaA to make an offer for all Schering Shares

Morgan Stanley noted that none of the precedent transactions were identical to the Offer and that, accordingly, any analysis of the precedent transactions necessarily involved complex considerations and judgments concerning differences in industry and individual company dynamics, stock market valuation parameters, financial and operating characteristics and various other factors that would necessarily affect the premium offered to Schering Securityholders in the Offer as compared to the premiums offered in precedent transactions. Mathematical analysis (for example, determining the average or median) is not in itself a meaningful method of using comparable transaction data.

Discounted Cash Flow Analysis

Morgan Stanley performed a 5-year discounted cash flow analysis for Schering AG, calculated as of March 27, 2006, of the estimated after-tax unlevered free cash flows for fiscal years 2006 to 2010. This analysis was based on management information for the years 2006 to 2008 and average forecasts derived from a number of equity research analyst reports for the years 2009 to 2010. Morgan Stanley also conducted a 5-year discounted cash flow analysis, calculated as of March 27, 2006, of the estimated after-tax unlevered free cash flows for the 5-year period ending 2010, based on an average of forecasts from a number of equity research analyst reports. The analysis was conducted on a stand-alone basis without giving effect to the Offer or any potential synergies. Morgan Stanley estimated the range of terminal values calculated in 2010 based on a range of growth rates of 2.0% to 3.0% representing typical perpetual growth assumptions for this industry. Morgan Stanley discounted the unlevered free cash flow streams and the estimated terminal value to a present value at a range of discount rates of 7.5% to 8.5%. The discount rates utilized in this analysis were chosen based upon an analysis of the weighted average cost of capital of Schering AG, other comparable companies and an average of a number of equity research analyst reports. The analysis based on management information and average research analyst forecasts implied a valuation range of EUR 80.47 to EUR 93.75 per Schering Share. The analysis based on equity research analysts averages implied a valuation range of EUR 79.16 to EUR 92.05 per Schering Share.

Analyst Share Price Targets

Morgan Stanley reviewed published share price targets for Schering Shares by a number of equity research analysts from February 20, 2006, the day of the Schering AG Annual Press Conference, to March 10, 2006, the last trading day prior to the public announcement of a subsidiary of Merck KGaA to make a takeover offer for all Schering Shares.

The following table presents the results of this analysis:

	Range	Median	Mean	Premium of the Offer Price of EUR 86.00
Share Price Targets	EUR 50.00 - 70.00	EUR 60.30	EUR 60.98	Median: 43 Mean: 41	% %

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Schering Shares and these estimates are subject to uncertainties, including the future financial performance of Schering AG and future financial market conditions.

Morgan Stanley performed a variety of financial and comparative analyses for the purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all of them, could create an incomplete view of the process underlying Morgan Stanley’s analysis and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Morgan Stanley with respect to the actual value of Schering AG or the Schering Securities, or the prices at which such securities might trade at any time.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters, many of which are beyond the control of Morgan Stanley or Schering AG. Any estimates contained in the analysis of Morgan Stanley are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by those estimates. The analyses performed were conducted solely as part of the analyses of Morgan Stanley of the fairness to the Schering Securityholders of the Offer Price from a financial point of view and in connection with the delivery of its opinion to the Executive Board and the Supervisory Board. These analyses do not purport to be appraisals or to reflect the prices at which Schering Securities might actually trade.

The Offer Price was determined through arm’s-length negotiations between Schering AG and Bayer AG and was approved by the Executive Board and the Supervisory Board. Morgan Stanley provided advice to Schering AG during these negotiations. Morgan Stanley did not, however, recommend any specific consideration or that any specific consideration constituted the only appropriate consideration for the Offer.

The MS Fairness Opinion was one of the many factors taken into consideration by Schering AG’s Supervisory Board and Executive Board in making its determination to recommend the acceptance of the Offer. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Executive Board and the Supervisory Board with respect to the consideration or of whether the Executive Board and the Supervisory Board would have been willing to agree to a different consideration. The foregoing summary describes the material analyses performed by Morgan Stanley but does not purport to be a complete description of the analyses performed by Morgan Stanley.

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley and its affiliates may from time to time trade in the securities or senior loans of Schering AG or Bayer AG and their affiliates or any currency or commodity that may be involved in the Offer, for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and accordingly, may at any time hold a long or short position in any of those securities or indebtedness for any of those accounts or in any currency or commodity that may be involved in the Offer. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for Schering AG and Bayer AG and have received fees for the rendering of these services. In addition, Morgan Stanley may also seek to provide similar services to Bayer AG in the future and may receive fees for the rendering of those services.

Schering AG has agreed to pay Morgan Stanley customary fees in connection with the Offer, a significant portion of which is contingent upon the consummation of the Offer. Schering AG has also agreed to reimburse Morgan Stanley for its fees and expenses incurred in performing its services. In addition, Schering AG has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses related to or arising out of Morgan Stanley’s engagement and any related transactions.

b)	Fairness Opinion Provided by Dresdner Kleinwort Wasserstein

Pursuant to an engagement letter effective March 22, 2006, Schering AG retained DrKW to provide it with financial advisory services in connection with a potential offer. Pursuant to this engagement, Schering AG asked DrKW to provide an opinion on April 13, 2006 as to whether the consideration to be received by Schering Securityholders is fair from a financial point of view to such holders. Schering AG selected DrKW to act as its financial advisor based on DrKW’s qualifications, expertise, and international reputation, its specific knowledge of the German market environment and of Schering AG.

DrKW has rendered its fairness opinion to the Executive Board and the Supervisory Board that, as of April 13, 2006 and based upon and subject to the factors and assumptions set forth therein and other matters DrKW considered relevant, the Offer Price in the amount of EUR 86.00 in cash to be received by the tendering Schering Securityholders is fair from a financial point of view to such holders.

The full text of the written opinion of DrKW, dated April 13, 2006, (the “DrKW Fairness Opinion”) is attached as Exhibit 2. Schering Securityholders should read the DrKW Fairness Opinion and the following description in its entirety. DrKW has provided the DrKW Fairness Opinion for the information and assistance of the Executive Board and Supervisory Board in connection with their consideration of the Offer, and the DrKW Fairness Opinion does not constitute a recommendation as to whether or not any Schering Securityholders should tender such Schering Shares in connection with the Offer. The DrKW Fairness Opinion also is not and should not be considered a valuation opinion (Wertgutachten) of the type customarily rendered by qualified auditors based on the requirements of the German corporate law. An expression of fairness from a financial point of view differs in a number of important respects from a valuation performed by such an auditor and from accounting valuations generally. Furthermore, DrKW has not expressed any view as to whether the terms of the Offer comply with the requirements of the Takeover Act and related regulations.

In connection with rendering the DrKW Fairness Opinion described above and performing its related financial analyses, DrKW reviewed, among other things:

•	the Bidder’s Offer Document published pursuant to Section 14 (3) of the Takeover Act on April 13, 2006;

•	annual reports to the shareholders and annual reports on Form 20-F of the Company for the fiscal year ending on December 31, 2005 and the two preceding fiscal years;

•	certain interim reports of the Company;

•	certain other communications from the Company to its shareholders; and

•	certain internal financial analyses and forecasts for the Company prepared by its management.

DrKW also held various discussions with members of the senior management of the Company regarding their assessment of the Company’s past and current business operations, financial condition and future prospects.

In addition, DrKW

•	reviewed certain recent market prices of, and trading activities for the Schering Share;

•	compared certain financial and stock market information as well as other information concerning the Company with similar information concerning certain other companies whose securities are publicly traded;

•	reviewed the financial terms of other recent business combination transactions; and

•	performed such other studies and analyses as it considered appropriate.

In connection with the DrKW Fairness Opinion DrKW assumed and relied upon the accuracy and completeness of all of the information described above and all other information discussed with or reviewed by it. DrKW assumed, with the Company’s consent, that the financial forecasts provided to or discussed with it by the Company’s management were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company’s management. DrKW did not make an independent evaluation or appraisal of the assets and liabilities (including any derivative, off-balance-sheet, goodwill, pension or environmental assets or liabilities) of the Company or any of its subsidiaries, and no such evaluation or appraisal was furnished to DrKW.

The following is a summary of the material financial analyses used by DrKW in connection with rendering the DrKW Fairness Opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by DrKW. The sequence in which the analyses are described is not intended to reflect the relative importance or weight given to those analyses by DrKW. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and do not alone represent a complete description of DrKW’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed until April 13, 2006, and is not necessarily indicative of current market conditions.

Analysis of Offer Premia

DrKW compared the Offer Price to be received by the tendering Schering Securityholders in the Offer with the closing price of Schering Shares on two different dates – February 20, 2006 (the date the Company announced its operating results for the year ended December 31, 2005), and March 10, 2006 (the last trading day before a subsidiary of Merck KGaA announced its intention to launch an offer) and with the volume-weighted closing prices for the Schering Shares for the one-month, three-month, six-month and twelve-month periods ending March 10, 2006.

The following table presents the results of this analysis:

Period	Volume weighted closing prices for Schering Shares on market		Implied premium
Last 12 months to March 10, 2006	EUR	53.55	+60.6%
Last 6 months to March 10, 2006	EUR	55.60	+54.7%
Last 3 months to March 10, 2006	EUR	58.44	+47.2%
Last 1 month to March 10, 2006	EUR	61.04	+40.9%
February 20, 2006 to March 10, 2006	EUR	61.98	+38.8%

Selected Companies Analysis

DrKW compared certain transaction multiples implied by the Offer Price to the public market multiples for the following publicly traded companies in the European pharmaceuticals industry:

•	Akzo Nobel NV;

•	ALTANA AG;

•	Bayer AG;

•	Lundbeck A/S;

•	Merck KGaA;

•	Novo Nordisk A/S;

•	Shire Plc;

•	Solvay SA; and

•	UCB SA.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations and growth profiles that for purposes of analysis may be considered similar to those of the Company.

The multiples for the Company were calculated using the Offer Price of EUR 86.00 per Schering Share and were based on information obtained from the most recent publicly available information and from financial forecasts presented by the Company’s management. With respect to the selected companies, the multiples were calculated using share prices on March 6, 2006, (one week before a subsidiary of Merck KGaA announced its intention to launch an offer), the operating results most recent publicly announced by those companies and consensus estimates of future performance published by IBES. With respect to the Company and the selected companies, DrKW calculated the enterprise value, which is the market value of equity as adjusted to take account for, among others, net financial debt and unfunded pension, post-retirement medical benefit and similar obligations, as a multiple of adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA, for the latest twelve months. DrKW also calculated the ratio of the respective companies’ share prices to their earnings per share for the last twelve months (“LTM”) and to their estimated 2006 adjusted earnings per share. Finally, DrKW calculated for the Company and each of the selected companies the compound average annual growth rate of earnings per share for the period from January 1, 2006 to December 31, 2008.

The results of these analyses are summarized as follows:

	Selected Companies						Schering AG
Multiple	Selected range		Mean		Median		based on Offer Price
Enterprise Value as a Multiple of LTM EBITDA	7.7x – 14.3	x	10.3	x	10.1	x	12.5	x
LTM Price Earning Ratio	10.1x – 24.3	x	17.3	x	17.2	x	26.4	x
Enterprise Value as a Multiple of 06E EBITDA	6.7x – 12.2	x	9.4	x	8.5	x	11.8	x
06E Price Earning Ratio	12.2x –24.3	x	17.9	x	18.1	x	24.7	x
Compound 06-08E EPS growth	(9.9%) –50.0%		15.1%		9.9%		8.3%

Discounted Cash Flow Analysis

DrKW performed a discounted cash flow analysis as of March 31, 2006 based on the Company’s projected unlevered free cash flows for the years 2006 through 2010, as reflected in (i) forecasts and estimates presented by the Company’s management for the years 2006 to 2008 and IBES estimates for the years 2009 to 2010 and (ii) IBES estimates for the years 2006 to 2010. The analysis was performed on a stand-alone-basis and did not take into account synergies or other integration effects resulting from the consummation of the transaction pursued by means of the Offer. DrKW estimated a range of terminal values calculated for both the management and equity research analysts’ analyses based on perpetual growth rate range of 1.0% to 2.0%. DrKW discounted the unlevered free cash flow streams and estimated terminal value to a present value using discount rates of 7.0% to 8.0% for each case. DrKW assumed the aforementioned figures since they best reflect, from DrKW’s point of view, the current market situation, risk position and growth rate of Schering AG.

The discounted cash flow analysis yielded an implied valuation range of the Schering Shares as follows:

•	Based on forecasts and estimates presented by the Company’s management: EUR 63.11 to EUR 85.20 per share

•	Based on IBES consensus estimates: EUR 61.50 to EUR 82.21 per share

Selected Transactions Analysis

DrKW compared the transaction multiple implied by the Offer Price to the transaction multiples implied in the following selected recent transactions in the pharmaceutical industry with cash consideration components:

•	Waren Acquisition Ltd acquisition of Warner Chilcott PLC

•	Sanofi-Synthelabo SA acquisition of Aventis SA

•	Abbott Laboratories acquisition of BASF Pharmaceuticals / Knoll AG

Although none of the selected transactions is directly comparable to the Offer, the transactions included were chosen to provide a reference sample of recent price paid in the pharmaceutical industry.

For each of the selected transactions, DrKW calculated the enterprise value as a multiple of the EBITDA for the LTM prior to announcement, based on publicly available information. The following table presents the results of this analysis:

Multiple	Selected range		Mean		Median		Multiple implied by Offer Price
Enterprise Value as a Multiple of LTM EBITDA	11.8x –16.8	x	13.5	x	11.9	x	12.5	x

DrKW also analyzed certain information relating to the premia paid in selected public transactions in the pharmaceutical industry and selected public transactions in Germany with cash component. The following table summarizes the results of this analysis:

Selected public transactions in the pharmaceutical industry:

•	Waren Acquisition Ltd acquisition of Warner Chilcott PLC

•	Sanofi-Synthelabo SA acquisition of Aventis SA

•	General Electric Co. acquisition of Amersham PLC

•	Pfizer Inc. acquisition of Pharmacia Corp.

•	Glaxo Wellcome PLC acquisition of SmithKline Beecham PLC

•	Pfizer Inc. acquisition of Warner Lambert Corp.

Selected public German transactions with a cash component:

•	Spohn Cement GmbH acquisition of Heidelberg Cement AG

•	Continental AG acquisition of Phoenix AG

•	Blackstone Group acquisition of Celanese AG

•	Procter & Gamble Germany Management GmbH acquisition of Wella AG

•	Deutsche Bahn AG acquisition of Stinnes AG

•	Finba Bakery Europe AG acquisition of Kamps AG

Type of transaction (number of transactions reviewed)	Type of premium	Range		Mean		Median
Transactions in the pharmaceutical industry (6 Transactions)	Premium to Prior Day Premium to One-Month Average Premium to Three-Month Average	(2.3) – 65.8 5.3 – 48.9 8.7 – 81.2	% % %	20.8 31.3 46.1	% % %	17.8 37.4 46.5	% % %
Transactions in Germany (6 Transactions)	Premium to Prior Day Premium to One-Month Average Premium to Three-Month Average	10.8 – 22.5 15.5 – 34.0 13.4 – 42.3	% % %	16.9 20.4 24.1	% % %	17.1 18.1 21.8	% % %

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Considering only portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the DrKW Fairness Opinion. In arriving at its fairness determination, DrKW considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, DrKW made its determination as to fairness after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.

DrKW prepared these analyses for purposes of providing an opinion to the Executive Board and the Supervisory Board as to the fairness from a financial point of view of the Offer Price in the amount of EUR 86.00 per Schering Share in cash to be received by the Schering Securityholders who tender their Schering Securities. DrKW was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company.

The DrKW Fairness Opinion is not and should not be considered a valuation opinion (Wertgutachten) as typically rendered by qualified auditors based on the requirements of German corporate law, and an expression of fairness from a financial point of view differs in a number of important respects from a valuation performed by such an auditor and from accounting valuations generally. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. The DrKW Fairness Opinion does not relate to, and DrKW expresses no view as to, the prices at which the Schering Securities will trade at any time. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, DrKW or any other person assumes responsibility if future results are different from those forecasts.

The DrKW Fairness Opinion to the Executive Board and the Supervisory Board was one of many factors taken into consideration by the Executive Board and the Supervisory Board in making their determination to recommend the Offer to the Schering Securityholders. The foregoing summary does not purport to be a complete description of the analyses performed by DrKW in connection with the DrKW Fairness Opinion and is qualified in its entirety by reference to the DrKW Fairness Opinion attached as Exhibit 2.

DrKW and its affiliates (verbundene Unternehmen), as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. DrKW is a member of the Allianz Group and is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing, insurance and brokerage activities for both companies and individuals. In the ordinary course of DrKW’s or its affiliates’ trading, investment management, financing, insurance and brokerage activities, DrKW and its affiliates may actively trade the debt and equity securities (or related derivative securities) of the Company, Bayer AG and their respective affiliates, for DrKW’s or its affiliates’ own account and for the accounts of customers and may at any time hold long and short positions of such securities.

DrKW has acted as financial advisor to the Company in connection with the Offer. DrKW and its affiliates have also provided, and are currently providing, certain investment banking and other services to the Company from time to time.

DrKW and its affiliates also provided from time to time, and are currently providing, certain investment banking services to Bayer AG, including, among others having acted as co-lead arranger in the USD 3.5 billion financing for the acquisition of Aventis CropScience.

DrKW and its affiliates may provide services as financial advisor or otherwise to the Company and Bayer AG in the future. Additionally, DrKW has been invited to, and may consider, participating in Bayer AG’s financing of the Offer, either in the framework of existing credit relationships and related financing commitments or under separate arrangements.

Certain overlaps exist between the Company’s and Bayer AG’s supervisory board, respectively, and the boards of certain of DrKW’s affiliates. In addition, Allianz AG, an affiliate of DrKW, is a direct and/or indirect shareholder in the Company and Bayer AG, respectively.

5.	Valuation Opinion Provided by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

The Executive Board has mandated BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (hereinafter referred to as “BDO”) to conduct an independent valuation of Schering AG as of April 13, 2006 during the period from April 4, 2006 to April 13, 2006.

BDO determined the equity value in accordance with the principles of proper valuation of businesses in the function as an independent expert and as an objective value based on the new version of the standard rules of the Institute of Certified Public Accountants in Germany e.V. (Institut der Wirtschaftsprüfer in Deutschland e.V., IDW) published on November 8, 2005, “Principles for Conducting Valuations of Businesses” (Grundsätze zur Durchführung von Unternehmensbewertungen) dated October 18, 2005 (IDW S 1).

Pursuant to IDW S 1, the value of a business is derived from the benefits which the business will generate in the future on the basis of its physical assets, its innovative abilities, its products and market position, its internal organization as well as its management as existing on the effective date for the valuation. The future benefits in the case of commercial enterprises with exclusively financial goals are reflected in the anticipated earnings resulting from the cash flows or—taking into account timing differences—the excess of the income over the expenses (income after taxes). Therefore, the value of a business is generally the present value of the income which the shareholders derive as a result of their ownership of the company in the future after the effective date of the valuation. This is the value of the business (Zukunftserfolgswert).

The value of the business is determined as an objective value of the business pursuant to the standard IDW S 1. The objective value of the business expresses the value of the business on an ongoing basis in the context of the existing concept for the business, and subjective valuations of specially interested parties are not considered. Instead, the value is determined from the perspective of a typical shareholder. Synergies or premiums for attaining a shareholding resulting in control are not relevant when determining objective values of businesses.

In doing this, the basis is a domestic natural person as a shareholder who is fully taxable in Germany and who, as a minority shareholder, has no ability to financially or conceptually exercise influence.

The determination of the value of the business under IDW S 1 can be based upon the capitalized earnings method or the discounted cash flow method. Both methods of valuation have the same basis under investment theory according to which the anticipated cash flows or net income are discounted to present value as of the effective date of the valuation. Thus, these methods are generally equivalent and lead to identical results when applying the same assumptions for the valuation. In the present case, the valuation was conducted using the capitalized earnings method which has been recognized by German courts.

The prediction of the future anticipated cash flows or net income is the central element in the determination of the value of the business. In doing this, risks and opportunities must be taken into account in the same manner. Actually achieved results in the past provide an initial indication for this.

The assets, the financial position and the earnings position of the Schering Group during the last three business years under the historical analysis were as follows:

	2003 1/1 –12/31 EUR m	2004 1/1 –12/31 EUR m	2005 1/1 –12/31 EUR m
Net sales	4,828	4,907	5,308
Total costs of operations	-4,132	-4,139	-4,380
Result of operations	696	768	928
Operating margin	14.4%	15.7%	17.5%
Result from investments	23	15	47
EBIT	719	783	975
EBIT margin	14.9%	16.0%	18.4%
Interest result and other financial result	-8	-24	-5
Profit before taxes	711	759	970
Income taxes	-259	-252	-346
Minority interest	-3	-3	-5
Net profit	449	504	619

The income which the shareholders derive as a result of their ownership in the company in the future after the effective date of the valuation results primarily from the distributions of the financial surpluses of the business which have been achieved (dividends), but may also follow from retained earnings and their use, e.g. for investments, for repayment of debt or to repay equity (for example, by repurchasing stock). Thus, the prediction of the dividends and the retained earnings is the central prerequisite for determining the value of the business.

The plans for the Schering Group, on which BDO based its valuation, are, up to and including the EBIT, in compliance with the planning provided by the Company and constituted the starting point for the determination of the future anticipated income of the shareholders. The determination of the value of Schering AG was based on the so-called phase method, whereby in this case two different phases were considered. The first phase (detailed planning phase) includes the fiscal years 2006 through 2008, for this period the development of the results at the Schering Group are predicted in detail.

Commencing in the fiscal year 2009, a second phase (terminal value) is established with a result achievable as a long-term average. The sustainable results were determined on the basis of the turnover in 2008 and the assumption that the long-term EBIT margin is 21.7%. This EBIT margin takes into account the product pipeline of the Schering Group and the EBIT margins of a peer group (Altana, AstraZeneca, GlaxoSmithKline, Lundbeck, Merck KGaA, Novartis, Roche, Sanofi-Aventis, Serono and UCB).

The planning in the Schering Group is based on comprehensively coordinated assumptions and premises reflecting the development in the overall economy and in the specific parameters for the industry. Current company and market-based information and conclusions relating to the future derived from this have been taken into account when planning the results.

The material assumptions in the planning period are:

•	The importance of the business area Gynecology & Andrology will continue to increase and therefore remains to be the most important generator for sales, profits and growth in the Schering Group.

•	Betaseron will continue to be the strongest product as far as sales are concerned.

•	Significant contributions in sales will be realized from products currently under development only after 2008.

•	The Schering Group will achieve an operative margin of 20% in 2008.

•	A stable USD/EUR exchange rate of 1.25 / 1.00 is assumed over the long term.

•	The dividend ratio is based on the detailed planning and decreases from 31.6% of group profit in 2006 to 29.4% in 2008.

The interest result was determined on the basis of integrated corporate planning which includes, in addition to planning the results and the dividend distributions, also balance sheet planning and cash flow planning. Thereby, in the detailed planning phase the interest result was adjusted taking into account the reinvestment of retained earnings in a manner neutral to the value of the capital at the discount rate before corporate taxes.

The taxes at the corporate level were calculated on the basis of an average corporate group tax rate of 36.0%.

When determining the objective value of the business, the distribution of those financial surpluses must be assumed which are available for distribution, taking into account the documented concept for the business and legal restrictions as of the effective date for the valuation. Since the valuation model differentiates between the detailed planning phase and a standard year in which a result is assumed which is considered to be achievable as an average over the long term (terminal value), the dividends as well as the retained earnings during the detailed planning phase must be determined on the basis of the documented concept for the business, thus, the approved three year budgets of the Schering Group. The assumption for the typical situation in the standard year is that the dividend ratio of Schering AG will correspond to the average dividend ratio of the peer group.

For the purposes of determining the reinvestment of retained earnings, an investment which is neutral for the present value at the discount rate before corporate taxes must be assumed. For purposes of simplification, a distribution to the shareholders, for example in the form of a share buy back, can be assumed as an alternative.

When determining the company value from the perspective of the shareholders, the tax burden on the shareholders for dividends must be taken into account, contrary to the tax-free attribution of retained earnings. In order to avoid the objective business value being influenced by the individual tax situation of the individual shareholders, pursuant to IDW S 1 an average typical tax burden of 35% must be assumed. When determining the value of a stock corporation, the German income tax credit procedure for dividends (Halbeinkünfteverfahren) must be taken into account. Accordingly, when determining the income, a personal tax burden of 17.5% of the dividends is deducted, while retained earnings are not subject to personal tax burdens.

The income determined for future periods must be discounted as of the effective date for the valuation using the appropriate discount rate. The starting point for determining the discount rate can be particularly based on capital market returns for corporate participations in the form of stock portfolios. These returns can generally be separated into a basically risk free base interest rate and a risk premium which the shareholders demand for assuming the entrepreneurial risk. A determination of the discount rate supported by the market can be carried out on the basis of models for establishing prices in capital markets, especially on the basis of the Tax Capital Asset Pricing Model (Tax-CAPM).

The base interest rate represents a risk free alternative investment which is equivalent in timing compared to the investment in the company to be valued. The base interest rate was determined taking into account the current interest structure curve of the German Federal Bank (Deutsche Bundesbank).

According to the Tax-CAPM, the discount rate consists of the base interest rate reduced by typical income taxes and the after-tax risk premium determined on the basis of the Tax-CAPM. The complex factor of the risk premium specific for the business under consideration is separated into two empirically observable or determinable factors, the market risk premium after typical personal income taxes and the beta factor.

Studies in the capital markets have shown that the market risk premium after typical personal income taxes, depending also on the period of time under review, falls in a range of 5% to 6% over the long term. This range corresponds to the current recommendations of the IDW (see IDW-Fachnachrichten, no. 1-2/2005).

The unlevered beta factor was established considering the level of indebtedness of the peer group. As a result of the future financial structures and the level of debt of the Schering Group reflected in the plan accounts, relevered beta factors were calculated for specific periods.

This resulted in periodic specific discount rates according to IDW S 1 of approximately 5.9%. After eliminating the tax effects at the level of the shareholders, these periodic specific discount rates can be reconciled to weighted average cost of capital (WACC) – as used by investment banks within discounted cash flow analyses – of approximately 7.5%. In order to account for the perpetual growth after the detailed planning phase, the discount rate was reduced by the perpetual growth rate of 1.5 percentage points.

The value of the Schering Group as of the valuation date on April 13, 2006 was derived on the basis of the plan accounts and the discount rates. In addition to the capitalized earnings, assets not required for the business were also included when determining the company value. This involves liquidity which is not required for the business, real estate which is not used in the business process as well as participations. Thus, taking into account the interest effects on separate values, the total value of the business is EUR 15,251 million.

This results in a proportionate value per share of EUR 80.08 for the 190,445,500 shares.

The Offer Price of EUR 86.00 per Schering Share is approximately 7.4% above the objective value of the business of EUR 80.08 per share determined by BDO as an independent expert. The calculation of the objective value of the business did not take into account synergies or a premium for acquiring a large number of shares or control.

6.	Opinion of the Executive Board and the Supervisory Board on the Amount of the Consideration

The Executive Board and the Supervisory Board have carefully examined the amount of the consideration offered and deem the Offer Price to be fair within the meaning of Section 31 (1) of the Takeover Act. In doing so, the Executive Board and the Supervisory Board have considered, in particular but not limited to, the following aspects:

•	The Offer Price complies with the statutory requirements, in particular the Offer Regulation, and lies well above the statutory minimum price of EUR 69.45.

•	The Offer Price is significantly higher than the historical share prices of the Schering Shares and thus comprises a premium for the Schering Securityholders who decide to tender into the Offer. In the view of the Executive Board and the Supervisory Board this premium lies within the range which reflects fairly the potential and future perspectives of the Schering Group.

•	The Bidder has increased the initially intended offer price after negotiations with the Executive Board to the current amount of the Offer Price.

•	The Fairness Opinions provided by Morgan Stanley and DrKW confirm the assessment of the Executive Board and the Supervisory Board that the Offer Price of EUR 86.00 is fair from a financial point of view.

•	The Offer Price is also higher than the pro rata enterprise value as determined by BDO in connection with the enterprise valuation carried out in accordance with the auditors’ standard IDW S 1.

VI.	OBJECTIVES PURSUED BY THE BIDDER AND BAYER AG AND EFFECTS ON SCHERING AG

1.	Future Business Activities, Assets and Obligations of Schering AG

The Bidder and Bayer AG have outlined their strategy with regard to future business activities, assets and obligations of Schering AG in the Offer Document (see Section 10.2.1 of the Offer Document). The Bidder and Bayer AG have stated that:

•	the combined Bayer Schering pharmaceutical business shall, contingent on pending tax evaluations, be managed as a separate stock corporation with headquarters in Berlin;

•	the Schering Group’s business and the Bayer Group’s pharma business shall be combined to form a separate division named “Bayer Schering Pharma” within the Bayer HealthCare sub-group;

•	the pharmaceutical businesses of both companies in individual countries shall be combined subject to opposing operational or tax reasons.

The Bidder and Bayer AG have stated that the Bayer pharmaceutical business of today is influenced to a great extent by the business of resident medical practitioners. The combination with the Schering Group shall create a pharmaceutical company with a significant portion of its turnover arising out of medical specialist products and with a leading position in numerous fields such as gynecology, multiple sclerosis therapy, hematology, oncology and contrast media. Bayer AG views the acquisition of Schering AG as a step consistent with its strategy to further strengthen the pharmaceutical business with a focus on Specialty Care and biotechnologically created products.

To implement these intentions the Bidder and Bayer AG plan to expeditiously integrate the operations of both businesses in order to create a strong and powerful new organization which is able to successfully enhance the market position of its existing products as well as create future growth potential through the further strengthening of its product pipeline. This integration shall cover all functional areas of both companies or groups, respectively.

According to the Bidder and Bayer AG, there are currently no specific plans to divest any of Schering Group’s businesses, nor are any measures planned that would lead to a significant increase in Schering AG’s liabilities beyond the normal course of business.

2.	Registered Office of Schering AG

The Bidder and Bayer AG have stated in the Offer Document that it is contemplated that the headquarters of “Bayer Schering Pharma” will be established at Schering AG’s existing headquarters in Berlin.

3.	Location of Principal Parts of the Business

Central research locations of the consolidated pharma division are located in Germany in Berlin and Wuppertal, as well as in the U.S.A in Richmond, Berkeley and West Haven. Decisions regarding further future organizational structures and related activities at the respective locations shall be taken by the integration teams that are to be created.

4.	Structural Measures

Assuming the successful consummation of the Offer, the Bidder will presumably hold 75% or more of the voting rights of Schering AG. The following is a brief overview of the most important structural measures which the Bidder and Bayer AG are currently considering (see Section 10.2.5 of the Offer Document):

•	Domination and Profit and Loss Transfer Agreement

Following the consummation of the Offer, the Bidder and Bayer AG intend to enter into a domination and profit and loss transfer agreement with the Bidder as the “dominating company” and Schering AG as the “dominated company”. Pursuant to a domination agreement, the dominated company submits itself to the direction of the dominating company. Under a domination agreement, the Bidder, and indirectly Bayer AG, would be authorized to issue binding orders to the Executive Board of Schering AG and would thereby control the management of its business affairs. Under a profit and loss transfer agreement, one company undertakes to transfer its entire profits to another company. The domination and/or profit and loss transfer agreement must provide for a fixed fair guaranteed cash dividend (Ausgleich) as compensation for minority shareholders. In addition, entering into the domination and/or profit and loss transfer agreement would oblige the Bidder to offer to acquire, within a certain period of time), all outstanding Schering Shares not already owned by the Bidder in exchange for payment of a fair cash compensation. For the determination of “fair cash compensation” see below.

•	Delisting

Depending on the level of acceptance of the Offer, the Bidder and Bayer AG might consider causing Schering AG to apply for a revocation of the admission of the Schering Shares at the German stock exchanges where they are trading. In the event that the Schering Shares are delisted from the German stock exchanges, the Bidder would be obliged to offer to acquire all outstanding Schering Shares not already owned by the Bidder for a fair cash compensation within a certain period of time. For the determination of “fair cash compensation” see below.

To the extent permissible under applicable law, the Bidder and Bayer AG might, additionally, consider delisting the Schering Securities in Switzerland and the U.S.A. and terminating the registration in the U.S.A. pursuant to the rules and regulations promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Exclusion of Minority Shareholders (“Squeeze-out”)

If, following the consummation of the Offer or at a later point in time, the Bidder owns 95% or more of the registered share capital of Schering AG, the Bidder and Bayer AG intend to effect a resolution at the general meeting of the shareholders of Schering AG pursuant to Sections 327a et seq. of the German Stock Corporation Act (AktG) in order to require the transfer of the Schering Shares held by the minority shareholders of Schering AG to the Bidder in exchange for a fair cash compensation (“Squeeze-out”). Upon completion of the “Squeeze-out”, the stock exchange listing of the Schering Shares would be terminated. For the determination of “fair cash compensation” see below.

•	Fair Cash Compensation

If, pursuant to any of the actions set forth above, a fair cash compensation must be paid by the Bidder, such fair cash compensation will be determined based on the value of Schering AG, as assessed in accordance with applicable German law requirements as of the date of the resolution of the shareholder of Schering AG regarding the respective action and - except in the case of a delisting - examined by duly qualified auditors chosen and appointed by the court. The amount of fair cash compensation could be equal to the Offer Price of EUR 86.00 per share, but could also be higher or lower.

For further details with regard to the aforementioned measures see Section 10.2.5 of the Offer Document.

5.	Members of the Executive Board and the Supervisory Board of Schering AG

The Bidder and Bayer AG have expressed their intention to appoint an executive team for the “Bayer Schering Pharma”-Business which shall consist of representatives of the Schering Group and of the Bayer Group.

Furthermore, the Bidder and Bayer AG stated that the acquisition of Schering AG will have no direct impact on the size and composition of the Supervisory Board. Schering Group’s employees located in Germany will be entitled to vote in the election of the employee representatives in the Supervisory Board of Bayer AG as soon as Schering AG is part of the Bayer Group following the successful consummation of the Offer.

6.	Financing of the Offer

Schering AG is neither directly nor indirectly providing any financial assistance in connection with the financing of the Offer. The funds required to fully consummate the Offer will be made available to the Bidder by Bayer AG. For this purpose, Bayer AG has, pursuant to the Offer Document, entered into a bridge financing and a syndicated credit facility in an amount of EUR 7.0 billion each and has available cash resources up to an amount of approximately EUR 3.0 billion (see Section 11.2 of the Offer Document). An amount of approximately EUR 2.3 billion has been raised through the placement of a mandatory convertible bond, which amount will not be drawn under the bridge financing.

The Bidder has provided the required financing confirmation (see Section 11.3 of the Offer Document). In a letter dated March 31, 2006, Credit Suisse Securities (Europe) Limited, London, England, Branch Office Frankfurt am Main, MesseTurm, 60308 Frankfurt am Main, Germany, confirmed, pursuant to Section 13 (1) sentence 2 of the Takeover Act, that the Bidder has taken the necessary measures to ensure that it will have the required funds available to fully consummate the Offer at the time when the claim for consideration becomes due.

For further details concerning the financing of the Offer see Section 11.2 of the Offer Document.

7.	Effects on Dividends

The Offer will have no effect on the payment of the dividend of Schering AG for the fiscal year 2005. The dividend will be paid after the annual general meeting, which is held on April 19, 2006.

As described in Section III.3.b), the Executive Board will not support a proposal at the annual general meeting of Schering AG that provides for a dividend distribution in excess of EUR 1.20 per share.

8.	Tax Consequences for Schering AG

The consummation of the Offer could itself have effects on the future tax position of Schering AG and its subsidiaries in two respects: Firstly, the German rules of tax shareholder debt financing (thin capitalization rules) pursuant to Section 8a of the Corporate Income Tax Act (Körperschaftsteuergesetz) may limit the acceptance by tax authorities of the deductibility of interest expenses paid by Schering AG on loans granted by foreign affiliated companies to Schering AG in 2006. However, it is uncertain if and to what extent this tax disadvantage will occur since the Bidder and Bayer AG will be enabled to arrange the financing within Schering Group following the takeover of Schering AG. Secondly, change of control in Schering AG could result in restrictions on the utilization of loss carry forwards since, under U.S. tax rules, a change in ownership of more than 50% of the shares results in a restriction on the utilization of the loss carry forwards for a U.S. company. At the present time, the Company does not have sufficient information in order to provide an estimate of how these restrictions on the utilization of loss carry forwards will affect the various levels in the U.S. group and to what amount existing U.S. loss carry forwards may not be able to be utilized. A possible limitation on the utilization of the loss carry forwards in the U.S.A., however, would only have a minor adverse effect on the tax position of Schering AG, since the deferred tax assets relating to tax loss carry forwards are of minor importance at Schering AG.

In the event that the Bidder, after consummation of the Offer or at a later point of time, owns more than 95% of the Schering Shares, real property transfer tax in the amount of approximately EUR 2.0 million will be incurred by the Schering Group. This tax is caused by the indirect transfer of the shares in Jenapharm GmbH & Co. KG and Kosinus Grundstücksverwaltungs GmbH & Co. OHG. The tax constitutes a tax obligation of these above mentioned companies. The real property tax relating to the other real properties of the Schering Group in Germany must be borne by the Bidder.

9.	Opinion of the Executive Board and the Supervisory Board on the Objectives Pursued by the Bidder and Bayer AG and on the Effects on Schering AG

The Executive Board and the Supervisory Board hold the view that joining forces of Schering AG and Bayer’s pharmaceutical business will form a leading specialized pharmaceutical company. Both businesses are mainly complementary and follow the same strategy with a focus on specialty care products. Together they will be able to be even more competitive internationally in the future.

According to the Bidder and Bayer AG, there are no specific plans to divest any of Schering Group’s businesses. The Executive Board and the Supervisory Board believe that the combined pharmaceutical business will have sufficient operative flexibility to allow for development in the markets for speciality care products and sufficient financial flexibility to allow for future investments for continuous internal and external growth of the business.

The Executive Board and the Supervisory Board welcome that Bayer AG has agreed to establish the headquarters of the combined pharmaceutical businesses in Berlin and to preserve the name “Schering” as part of the firm name of the future pharmaceutical business.

VII.	EFFECTS ON EMPLOYEES OF SCHERING AG AND THEIR REPRESENTATIVE BODIES

1.	General Remarks

The Bidder and Bayer AG have expressed their intentions with regard to employees and their representative bodies in the Offer Document. The Bidder and Bayer AG have stated that the business success of Bayer HealthCare and the Schering Group depends on their research abilities and potential for innovation; most of all it depends on the quality and creativity of their employees. Therefore, the Bidder and the management of the Bayer Group will seek to rapidly integrate both companies’ best employees and to create a long-term bond with them.

2.	Effects on Number of Employees

The Bidder and Bayer AG have stated that in the course of the combination of the two businesses there will be staff reduction which shall, however, be determined fairly and adequately in an appropriate process. Bayer AG estimates, based on experience in comparable transactions, that the amount of jobs to be reduced will be approximately 6,000; however, according to the Bidder and Bayer AG, at this stage no detailed considerations exist with respect to particular functions or locations to be affected. The staff reductions shall be carried out in a socially responsible manner and shall be prepared in joint project groups after the completion of the transaction.

3.	Effects on Employment Contracts and Terms of Employment

The Schering Group employees’ employment contracts will remain unaffected by the consummation of the Offer. The employment contracts will continue to be effective with the same employer (there being no transfer of business).

The Bidder and Bayer AG have stated in the Offer Document, that near-term changes in the employment terms and conditions of the employees are not contemplated.

4.	Effects on Existing Stock Option Plans and Stock Appreciation Rights

Schering AG introduced Long Term Incentive Plans (the “LTI Plans”) for members of the Executive Board, officers and other eligible employees in the years 2000, 2001, 2004 and 2005. These are stock option plans which either grant an entitlement to purchase Schering Shares at a certain exercise price or contemplate virtual options under which the beneficiary is paid the difference between the exercise price and the current market price for the Schering Share in cash. The LTI Plans have a duration of seven years each. The exercise of the options is subject to a lockup period of three years.

In the event of a change of control, such as, for example, a takeover of Schering AG, the LTI Plans provide for an automatic early termination of the three-year lockup period of the options. Pursuant to this provision, options which are still subject to a lockup period can be immediately exercised upon consummation of a change of control. Aside from this, the LTI Plans are generally not affected by any possible takeover and continue to be able to be exercised.

Schering AG also offers a stock participation program to its employees (the “Employee Participation Program”). Under this program, the employees are offered Schering Shares at reduced issuance prices (the “Employee Shares”). According to the guidelines in the Employee Participation Program, the Employee Shares cannot be sold during the first three years after being acquired. This regulation is not affected as a general rule by a change of control. However, the Executive Board intends to eliminate the lockup period upon the expiration of the Acceptance Period if 75% of the Schering Shares have been tendered into the Offer, in order to afford employees of Schering AG the opportunity to tender the Employee Shares into the Offer within the Additional Acceptance Period.

5.	Effects on Employee Representative Bodies

There will be no changes with respect to the employee representation at the level of the individual businesses for the time being. The Bidder and Bayer AG have stated in the Offer Document that the combined works council of Schering AG shall delegate members to the group works council (Konzernbetriebsrat) of Bayer AG following the first consolidation of Schering AG into the Bayer Group. It is expected that the Schering Group will not have its own group works council any more. The European employees of the Schering Group will be able to vote in the elections for the European works council of the Bayer Group (the “Europaforum”). The composition of the Europaforum is governed by a group-wide shop agreement of Bayer AG.

6.	Statement by the Group Council of Schering AG

The Executive Board submitted the Offer Document to the Group Works Council (Konzernbetriebsrat). On April 18, 2006 the Group Works Council submitted a statement to the Executive Board. The statement by the Works Council is attached to this Opinion as Exhibit 3.

7.	Opinion of the Executive Board and the Supervisory Board on the Effects on Employees of Schering AG and their Representative Bodies

The Executive Board and the Supervisory Board assume that the effects on the employees of the Schering Group will be socially responsible and that the combination of the businesses will create a global pharmaceutical business which offers long-term and attractive perspectives for its employees, wherever located, which will also be reflected in the employment terms and conditions.

The Executive Board and the Supervisory Board expect, that the corporate culture of fostering high performance in the Schering Group will be reflected in the combined business. Objective and transparent criteria as well as the assessment by a neutral third party in the selection of the future management shall guarantee, that valued executives of the Schering Group will be represented at the various management levels.

The integration of both businesses, however, will also lead to staff reduction. The Executive Board has agreed with Bayer AG that any staff reduction in connection with the integration process will be shared between the two combined businesses and will be carried out in a fair and balanced way. In this process, the Executive Board and the Supervisory Board support the creation of equally staffed integration and project teams which shall ensure a swift and fair integration of the business operations. The employee representative bodies shall be informed timely and comprehensively during the integration process and shall be consulted on the envisaged structures. The employee representative bodies of the Schering Group’s subsidiaries will be integrated into the structures of employee representation of the Bayer Group. All possible redundancies will be based on identical standards in line with past practice of the two businesses to be combined. The Executive Board and the Supervisory Board assume that the objective remains to abstain from terminations for business related reasons.

VIII.	INTERESTS OF THE MEMBERS OF THE EXECUTIVE BOARD OR THE SUPERVISORY BOARD

1.	Certain Interests of Members of the Executive Board

Members of the Executive Board hold Schering Shares and have rights to acquire Schering Shares or to receive cash payments in connection with increases in the market price of the Schering Shares arising from their participation in the LTI Plans.

Under the LTI Plans members of the Executive Board received stock appreciation rights entitling them to receive the difference between the exercise price and the price of the Schering Shares on the exercise date. Pursuant to the conditions of the LTI Plans, upon a change of control in Schering AG, the options may be exercised irrespective of whether or not the three year lockup period has expired.

The following table summarizes certain information relating to the LTI Plans for members of the Executive Board as of March 31, 2006:

Plan	Initial Exercise Date	Expiration Date	Exercise Price (in EUR)	Stock Appreciation Rights not exercised by Members of the Executive Board
LTI Plan 2001/I	May 2, 2004	May 1, 2008	54.66	48,000
LTI Plan 2001/II	May 2, 2005	May 1, 2009	66.48	64,000
LTI Plan 2001/III	May 2, 2006	May 1, 2010	40.18	84,000
LTI Plan 2004	May 2, 2007	May 1, 2011	43.76	73,500
LTI Plan 2005	May 2, 2008	May 1, 2012	51.22	206,000

Thus, members of the Executive Board hold in total 475,500 stock appreciation rights. In addition, members of the Executive Board as of March 31, 2006 held in total 61,092 Schering Shares (approximately 0.03% of the registered statutory share capital of Schering AG).

2.	Certain Interests of Members of the Supervisory Board

As of March 31, 2006, members of the Supervisory Board held in total 14,611 Schering Shares (less than 0.01% of the statutory share capital of Schering AG) and 5,000 option rights.

The member of the Supervisory Board Dr. Martin Kohlhaussen is also a member of the supervisory board of Bayer AG. For this reason, Dr. Kohlhaussen did not take part in the resolution on the Opinion of the Supervisory Board.

The member of the Supervisory Board Dr. Karl-Hermann Baumann is an advisor to the investment bank Greenhill which, together with Credit Suisse, advises Bayer AG in connection with the Offer. Even though this engagement does not concern Dr. Baumann in his capacity as advisor to Greenhill nor has

Dr. Baumann in any way been involved in Greenhill’s activities for Bayer AG, Dr. Baumann nevertheless did not take part in the resolution on the Opinion of the Supervisory Board.

3.	Agreements with Members of the Executive Board or the Supervisory Board

Neither the Bidder nor Bayer AG has entered into any agreements with individual members of the Executive Board or the Supervisory Board.

The service agreements with the members of the Executive Board contain provisions that provide all members of the Executive Board with financial benefits upon a change of control. This change of control clause was included in the service agreements of all members of the Executive Board since July 2004. By resolution of the personnel committee of the Supervisory Board dated March 8, 2006, these agreements were clarified so that also a merger (Verschmelzung) of Schering AG into another enterprise as well as the conclusion of a domination agreement (Beherrschungsvertrag) with Schering AG as the controlled enterprise are deemed to be a change of control.

As a result of these provisions, each of the six members of the Executive Board acquires the claims mentioned below in a case of a change of control if their appointment as a member of the Executive Board is prematurely revoked without cause (ohne wichtigen Grund) as a result of a change of control or if the appointment is terminated on the basis of a mutual agreement or if the member of the Executive Board justifiably terminates his/her service agreement for cause (wichtiger Grund) as a result of a change of control. A material limitation of the competences or the position as a member of the Executive Board as a result of a change of control is deemed to justify a termination. The provisions on change of control also apply if the period between a change of control and the expiration of the current appointment is less than three years and the appointment is not extended by at least three additional years, unless the member of the Executive Board has reached the age of 58 upon the change of control taking effect or if the lack of a re-appointment was the result of the member’s culpable (schuldhaft) conduct.

Under these provisions, the contractual compensation including any bonus payments will continue until the currently established termination date for the appointment and the service agreement. In addition, there is a one-time payment in the amount of two times the annual salary within one month after termination of the appointment, whereby the payment is reduced accordingly if the period between the termination of the appointment and the 60th birthday of the member of the Executive Board is less than two years. One-time payments and continued payment of the compensation may not exceed the amount equal to five times the annual compensation. When taking up a comparable occupation within the remaining term of the service agreement, the continued payments will be reduced by 30%. In addition, any rights which the relevant member of the Executive Board has in connection with the ongoing LTI Plans remain unaffected and can be asserted in accordance with the terms and conditions of the LTI Plans if they have not already been exercised.

4.	No Monetary Benefit or Equivalent Compensation in Connection with the Offer

None of the members of the Executive Board or the Supervisory Board were granted or offered any cash payments or other monetary benefits in connection with the Offer by Bayer AG, the Bidder or any persons acting in concert with them.

IX.	EFFECTS ON THE SCHERING SECURITYHOLDERS

The following information is to assist the Schering Securityholders in assessing the consequences of acceptance or non-acceptance of the Offer. The information set out below sets forth factors that the Executive Board and the Supervisory Board believe may be relevant to such assessment, but does not purport to be a complete list of all factors that a Schering Securityholder may deem relevant. Schering Securityholders must make their own judgments in the light of their own individual circumstances. In this regard, the Executive Board and the Supervisory Board recommend that Schering Securityholders consult their own financial, legal and tax advisors.

In addition, the Executive Board and the Supervisory Board point out that they are unable to provide an assessment as to the tax consequences for any individual Schering Securityholder including whether, due to an acceptance or non-acceptance of the Offer, Schering Securityholders may suffer tax losses (in particular with regard to capital gains tax). The Executive Board and the Supervisory Board recommend that Schering Securityholders, prior to making a decision as to whether to accept the Offer, obtain professional tax advice as to their individual tax positions.

1.	Possible Adverse Effects for Schering Securityholders Accepting the Offer

Those Schering Securityholders who accept the Offer will cease to be Schering Securityholders. They should take the following into account:

•	Schering Securityholders who accept the Offer will no longer profit from any favorable development in the Company’s business or any favorable market price performance of the Schering Securities.

•	The consummation of the Offer and the payment of the Offer Price are subject to the fulfillment of the Offer Conditions, to which the Offer is subject. If the Offer Conditions are not fulfilled and not waived by the Bidder, then the Offer will not be consummated. This could have an adverse effect on the market price of Schering Securities.

•	Trading of the tendered Schering Shares submitted for sale on the Frankfurt Stock Exchange will begin as of the beginning of the Acceptance Period and will be discontinued two trading days prior to the expiry of the Acceptance Period or, if the last Offer Condition is fulfilled after the end of the Acceptance Period, on the third trading day after the day on which the Bidder announces the satisfaction of the last Offer Condition. The trading volume in tendered Schering Shares could be low which could result in substantial fluctuations in the market price of the tendered Schering Shares. Schering Shares that are tendered during the Additional Acceptance Period will only be eligible for trading “as tendered” under certain conditions.

•	No stock market trading of Schering ADSs and Schering Shares tendered through the Bidder’s U.S. settlement agent will take place.

•	Unrestricted rights to withdraw Schering Securities tendered in the Offer are possible only until the end of the Acceptance Period.

•

In the event that the Bidder, any parties acting in concert with it or their subsidiaries, within one year after the publication of the number of voting rights due to them after the expiration of the Acceptance Period (Section 23 (1) sentence 1 no. 2 of the Takeover Act), acquire Schering Shares outside a stock exchange and a consideration is granted or agreed therefore which, in terms of value, is higher than the Offer Price, then the Bidder shall be obliged to pay to those Schering Securityholders who accepted the Offer additional consideration equal to the relevant difference (the “Subsequent Improvement”). After the first anniversary of the publication pursuant to Section 23 (1) sentence 1 no. 2 of the Takeover Act, however, those former Schering Securityholders who accepted the Offer will no longer have a claim as to any such Subsequent Improvement if the Bidder acquires Schering Securities at a higher price than that offered in the Offer.

•	Those Schering Securityholders who accept the Offer will not participate in any compensation payments of any type, which may be payable by law (or due to the interpretation of the law prescribed by the consistent practice of the courts) in the event of certain structural measures that may be implemented after the consummation of the Offer (in particular the conclusion of a domination agreement, a delisting, a “squeeze-out” or conversions). Such compensation payments are generally to be determined in accordance with the overall value of the relevant company and are subject to review by the court in award proceedings (Spruchverfahren). Such compensation payments may be higher or lower than the consideration offered by the Bidder in the Offer. Tendering Schering Securityholders are not entitled to such compensation payments nor to any additional payments if the compensation payment is above the price that they received in the Offer.

2.	Possible Adverse Effects for Schering Securityholders Not Accepting the Offer

Those Schering Securityholders who do not accept the Offer will remain Schering Securityholders. They should take the following into account:

•	As described in Section 10.2.5 of the Offer Document, following the consummation of the Offer,

-	the Bidder and Bayer AG intend to enter into a domination and profit and loss transfer agreement with Schering AG. Upon the effectiveness of a domination and profit and loss transfer agreement between the Bidder as dominating company and Schering AG as the dominated company, the Bidder, and indirectly Bayer AG, would be entitled to give binding instructions to the Executive Board of Schering AG regarding the management of Schering AG. Under the domination and profit and loss transfer agreement Schering AG would have to transfer its entire profits to the Bidder;

-	the Bidder and Bayer AG will review the possibility of delisting the Schering ADSs on the NYSE (in case of delisting on the NYSE, Schering Shares would also lose their classification as “margin securities” as part of the margin regulations and therefore they can no longer serve as security for loans) and the Schering Shares on the Swiss stock exchange and consider seeking the revocation of admission of the Schering Shares on the German stock exchanges (delisting); and

-	the Bidder and Bayer AG intend to implement a “squeeze-out” if the Bidder owns 95% or more of the registered share capital of Schering AG.

•

Even if the Schering ADSs remain listed on the NYSE and/or the Schering Shares remain listed on any of the German and/or Swiss stock exchanges, the purchase of Schering ADSs or Schering Shares under the Offer would substantially reduce the number of Schering Securityholders. The number of Schering ADSs or Schering Shares which are still in the hands of the public after the consummation of the Offer may be so marginal that there will no longer be an active, or even any, public trading market for the Schering Securities. This could result in sale or purchase orders not being able to be fulfilled or not being able to be fulfilled in a timely manner. Furthermore, the decreased liquidity of the Schering Securities could lead to lower market prices and greater fluctuations of the market price than in the past. If the Schering Securities are delisted there will be no further public trading market for the Schering Securities.

•	The Schering Shares are currently a component of the DAX-Index, with the consequence that institutional funds that, in light of their investment strategy, mirror the composition of the DAX (so called “Index Funds”), are supposed to hold Schering Shares. Subsequent to the successful consummation of the Offer, the Schering Shares may be excluded from the DAX. The Index Funds that still hold Schering Shares after consummation of the Offer will therefore likely sell these Schering Shares in the open market. As a result there could be an oversupply of Schering Shares in a comparatively illiquid market. This may result in a decline of the market price of the Schering Shares. Since June 24, 2002, the determination of the criteria for the composition of the DAX-Index has been based on the number of publicly held shares (free float) and no longer on a company’s total number of issued shares. If a large proportion of Schering Shareholders accept the Offer, this could result in the Schering Shares being removed from the DAX-Index at one of the next reassessment dates. If at least 5% of the Schering Shares do not remain publicly held after implementation of the Offer, Schering AG will in any case be excluded from the DAX-Index because the 5%-threshold is a mandatory minimum requirement for inclusion in the DAX-Index.

•	It cannot be excluded that the Bidder and Bayer AG may request Schering AG to apply for a revocation of the admission to the sub-sector of the Official Market with additional obligations arising from admission (Prime Standard). As a result the Company would no longer be obliged to comply with the Prime Standard’s follow-up obligations, such as quarterly reports in German and English, publication of a financial calendar, staging of at least one analyst conference per year, and ad-hoc disclosure also in English.

•	The Schering ADSs are currently registered under the Exchange Act. The Bidder and Bayer AG contemplate terminating such registration if and to the extent such termination is permissible under the applicable law. The termination of the registration of the Schering ADSs under the Exchange Act would substantially reduce the information required to be furnished by Schering AG to holders of Schering Securities and to the SEC under U.S. disclosure rules and would make certain provisions of the Exchange Act inapplicable to Schering AG and the Schering ADSs.

•	The current market price of the Schering Securities reflects the fact that on March 23, 2006, the Bidder publicly announced its decision to make the Offer. It is uncertain whether the market price of Schering Securities would continue at its current level after the expiration of the Acceptance Period, or at higher or lower levels.

•

According to the Offer Document, following the successful consummation of the Offer, the Bidder expects to have the necessary qualified majority to have (subject to certain limitations) important corporate measures passed at general shareholders’ meetings of Schering AG, such as amendments to the articles of association, capital increases, exclusion of subscription rights in the event of measures regarding the share capital, conversion, merger and dissolution (including the so-called dissolution by transfer (übertragende Auflösung)). The implementation of some of these actions might, pursuant to German law, require the Bidder to make an offer to minority Schering Securityholders to acquire their shares in return for a fair compensation or to pay them a guaranteed dividend, in each case based on a valuation of the company (Unternehmensbewertung) of Schering AG. Since such a valuation must be based on the circumstances at the time of the passing of the applicable resolution at a general shareholders’ meeting of Schering AG, the value of any guaranteed dividend and/or compensation could correspond with, but also could be above or below, the Offer Price (see Section 13 of the Offer Document). Schering Securityholders who plan to exchange any such cash compensation received in EUR to USD should also be aware that currency exchange rates in effect at the time of payment of such fair cash compensation may be different from the exchange rates effective at the time of the publication of the Offer Document and/or the time of the consummation of the Offer and may, therefore, affect the value of such fair cash compensation.

X.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The following transactions in Schering Securities have been effected during the past 60 days from the date of this Opinion by the Company or by any member of the Executive Board or Supervisory Board:

In connection with the Employee Participation Program Schering AG on the Frankfurt Stock Exchange through the electronic trading system Xetra acquired, on March 6, 2006, 176,000 Schering Shares at an average price of EUR 60.78 and, on March 10, 2006, 1,200 Schering Shares at an average price of EUR 65.23. On April 11, 2006 Schering AG sold on the Frankfurt Stock Exchange through the electronic trading system Xetra 323 surplus Schering Shares previously acquired in connection with the Employee Participation Program at an average price of EUR 85.80 per share.

On March 6, 2006, Schering AG engaged HSBC Trinkaus & Burkhardt KGaA to carry out share purchases in connection with the share buy back program of Schering AG. HSBC Trinkaus & Burkhardt KGaA acquired on March 7, 2006 150,000 Schering Shares at an average price of EUR 61.00, on March 8, 2006 300,000 Schering Shares at an average price of EUR 62.43, on March 9, 2006 300,000 Schering Shares at a price of EUR 65.33 and finally on March 10, 2006 24,000 Schering Shares at an average price of EUR 65.66, in each case on the Frankfurt Stock Exchange through the electronic trading system Xetra and on the account of Schering AG.

On February 28, 2006, Dr. Ulrich Köstlin, member of the Executive Board, acquired on the Frankfurt Stock Exchange through the electronic trading system Xetra 350 Schering Shares at a price of EUR 60.31 per Schering Share.

XI.	INTENTIONS OF THE MEMBERS OF THE EXECUTIVE BOARD AND THE MEMBERS OF THE SUPERVISORY BOARD TO ACCEPT THE OFFER

All the members of the Executive Board and all the members of the Supervisory Board currently intend to tender all of their Schering Shares held of record or beneficially owned by them into the Offer, insofar as these shares are not restricted as Employee Shares or in connection with rights granted but not yet exercised under the LTI-Plans.

The Company will not tender the Treasury Shares currently held by the Company into the Offer.

XII.	SOLICITATION / RECOMMENDATION

1.	Recommendation of the Executive Board and the Supervisory Board

In the light of the foregoing, the reasons for the recommendation set forth below as well as the overall circumstances, the Executive Board and the Supervisory Board consider the Offer Price to be fair (angemessen) within the meaning of Section 31 (1) of the Takeover Act. The Executive Board and the Supervisory Board support the Offer, as they believe that the Offer is in the interests of the Company, the

Schering Securityholders and the employees of the Schering Group. Therefore, the Executive Board and the Supervisory Board recommend Securityholders to accept the Offer and to tender their Schering Securities into the Offer.

However, each Schering Securityholder must make his or her own decision by taking into account the overall circumstances as well as his or her individual position and his or her personal assessment of the possibilities as to the future performance of the value and market price of the Schering Securities. Schering Securityholders receiving the Offer Price in USD should also take into account the risk of fluctuations in the EUR/USD exchange rate. Subject to applicable laws, the Executive Board and the Supervisory Board are not responsible in the event that acceptance or non-acceptance of the Offer should subsequently turn out to have adverse economic effects on any Schering Securityholder.

Except as described in this Opinion, Schering AG is not undertaking or engaged in any negotiations in response to the Offer which relate to (i) a tender offer or other acquisition of the Schering Shares by the Schering AG, its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation involving Schering AG or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of the assets of Schering AG or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Schering AG.

2.	Reasons for the Recommendation

In making the decisions and recommendations set forth above, the Executive Board and the Supervisory Board considered a number of factors, in particular the following:

•	The form and amount of the consideration offered by the Bidder (see Section V.1.), which reflects the negotiations with Bayer AG leading up to an increase of Bayer AG’s initial price indication to the finally offered EUR 86.00 per Schering Share (see Section III.3.b)).

•	The recent and historical market prices of Schering Securities and the fact that the Offer grants a significant premium to the Schering Securityholders compared to the market prices of the Schering Securities prior to the occurrence of rumors regarding an upcoming takeover and the announcement of the decision of Merck KGaA on March 13, 2006 to make a voluntary takeover offer through a subsidiary for Schering AG (see Section V.3.).

•	The fairness opinions of Morgan Stanley and DrKW (including the presentation of Morgan Stanley submitted to the Executive Board and the Supervisory Board on March 27, 2006) stating that, based upon and subject to the factors and assumptions set forth therein, the amount of EUR 86.00 per Schering Share in cash to be received by the Schering Securityholders within the Offer is fair from a financial point of view (see Section V.4.).

•	The valuation opinion provided by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (including the presentation delivered to the Executive Board and the Supervisory Board on April 18, 2006) stating that the Offer Price exceeds the pro rata enterprise value of Schering AG determined in accordance with the rules set out in the standard IDW S 1 (see Section V.5.).

•	The objectives pursued by the Bidder and Bayer AG and their likely effects on Schering AG and the fact that a important specialized pharmaceutical company will be created by joining forces of the Schering Group and Bayer Group’s pharmaceutical business and that both pharmaceutical business are mainly complementary and follow the same strategy with a focus on specialty care products (see Section VI.).

•	The undertaking of Bayer AG that the headquarters of the combined pharmaceutical businesses will be established in Berlin and that the name “Schering” will be preserved in the firm name of the future pharmaceutical business (see Section VI.1. and 2.).

•	The effects on employees of the Schering Group and their representations and the undertaking of Bayer AG that any staff reduction due to the integration process will be shared in a fair and balanced way between both companies (see Section VII.).

•	The fact that Schering Stiftung (foundation) will be maintained and provided with additional funding to underline the continuing presence of Schering in Berlin and its contribution to Berlin (see Section III.3.b)).

The members of the Executive Board and the members of the Supervisory Board also have considered possible personal conflicts of interests (see Section VIII.).

The Executive Board and the Supervisory Board did not make specific assessments of, quantify or otherwise attempt to assign relative weights to the specific factors considered by it. Rather, the Executive Board and the Supervisory Board viewed their decision and recommendation as based on the entirety of the information presented to them. It is possible that in doing so, different members of the Executive Board and the Supervisory Board assigned different weights to different factors.

Berlin, April 18, 2006

Schering AG

The Executive Board	The Supervisory Board